Part II – Offering Circular

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These shares may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or a solicitation of an offer to buy or sell any of these shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a final offering circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the final offering circular or the offering statement in which such final offering circular was filed may be obtained.

Preliminary Offering Circular September __, 2016

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CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.

1,358,000 shares of Class A common stock

This is an offering of up to 1,358,000 shares of our Class A common stock comprised of (a) 1,100,000 newly issued shares to be sold by us (“Primary Shares”) and (b) 258,000 outstanding shares that may be sold by certain of our existing stockholders (“Secondary Shares”), with such shares being allocated ratably among the Primary Shares and Secondary Shares to the extent we sell less than all of the Primary Shares and Secondary Shares. We will have the option to sell up to ________ additional newly issued shares (“Additional Shares”) in our sole discretion. There is no minimum number of Primary Shares or Secondary Shares that we must sell in order to conduct a closing in this offering.

We will not receive any of the proceeds from the sale of Secondary Shares in the offering. Our officers, directors and existing stockholders shall be entitled to purchase shares in the offering.

Prior to this offering, there has been no public market for our common stock. We expect that our Class A common stock will be quoted for trading on the OTCQB market or another over-the-counter market on the closing of this offering under the symbol _____. See “Plan of Distribution.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

Investing in the shares offered by this offering circular involves a high degree of risk. See “Risk Factors” beginning on page 10 of this offering circular for a discussion of information that should be considered in connection with an investment in such securities.

	Per Share	Total(1)
Public offering price
Selling agents’ commission(2)
Proceeds, before expenses, to us(3)
Proceeds, before expenses, to the selling shareholders

____________________________

(1)	Assumes that all of the Primary Shares and Secondary Shares offered are sold and we have not taken advantage of our option to sell any Additional Shares as described herein. We will not receive any proceeds from the sale of the Secondary Shares.

(2)	Does not include a non-accountable expense allowance of ___% of the gross proceeds, payable to the co-bookrunning selling agents. We will not pay any selling agents’ commissions or non-accountable expense allowance with respect to the Secondary Shares. See “Plan of Distribution” beginning on page 61 of this offering circular for a description of the compensation payable to, and other arrangements with, the co-bookrunning selling agents.

(3)	Expenses include those relating to the Secondary Shares, other than as described in footnote (2), above.

We plan to market this offering to potential investors through the co-bookrunning selling agents. Investors who participate in this offering will be required to deposit their funds in an escrow account managed by __________ and any funds that __________ receives shall be held in escrow until the closing of the offering or such other time as mutually agreed between us and the co-bookrunning selling agents, and then used to complete share purchases, or returned if this offering fails to close. Pursuant to Rule 15c2-4, unless there is a closing of the offering, we will not have any access to the funds held in the escrow account. The offering will close by _____________, 2016, which is ____ days after the date of this offering circular, unless all the shares are sold before that date, or we decide to extend the offering for up to _____ additional days, or we otherwise decide to close the offering early or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction. See “Plan of Distribution.”

This is a Regulation A+ Tier 1 offering, although we may determine to amend the offering to a Regulation A+ Tier 2 offering prior to its qualification by the Securities and Exchange Commission.

This Offering Circular is intended to provide the information required by Part I of Form S-1. We are a smaller reporting company within the meaning of Rule 405 and are following the Form S-1 disclosure requirements for smaller reporting companies.

No sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SHARES OFFERED HEREBY OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SHARES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SHARES OFFERED ARE EXEMPT FROM REGISTRATION.

Co-Bookrunning Selling Agents

[_____________]	[_____________]

_______, 2016

Additional Legends

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SECURITIES ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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SUMMARY

This summary highlights certain information appearing elsewhere in this offering circular. For a more complete understanding of this offering, you should read the entire offering circular carefully, including the risk factors and the financial statements.

Unless otherwise stated in this offering circular,

•	“we,” “us,” “our,” “our company” or “CSS Entertainment” refers to Chicken Soup for the Soul Entertainment, Inc. (including CSS Productions, our predecessor, to the extent applicable);

•	“CSS Holdings” refers to Chicken Soup for the Soul Holdings, LLC, our ultimate parent holding company

•	“CSS” refers to Chicken Soup for the Soul, LLC, a wholly owned subsidiary of CSS Holdings;

•	“CSS Productions” refers to Chicken Soup for the Soul Productions, LLC, a wholly owned subsidiary of CSS and our predecessor and immediate parent company; and

•	our “management” or “management team” refers to all of our officers and directors.

The information in this offering circular assumes that all of the Primary Shares offered are sold and we have not taken advantage of our option to sell any Additional Shares as described herein.

You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

“Chicken Soup for the Soul®” and related names are trademarks owned by Chicken Soup for the Soul, LLC.

“Sips™” is a trademark owned by Chicken Soup for the Soul Entertainment, Inc.

Overview

We are a provider of distinctive and highly appealing video content capitalizing on the Chicken Soup for the Soul® brand. Chicken Soup for the Soul® is a widely recognized, global brand. Positive messaging, including real-life stories relating to happiness, inspiration, hope and other human interest topics, is intrinsic to the brand. The brand has garnered increasing consumer awareness and engagement as a welcoming sanctuary from the complexities of our daily lives. We believe the Chicken Soup for the Soul® brand is a key factor that differentiates our video content in an environment characterized by a proliferation of content creators and content distribution platforms.

We provide both long-form and short-form video content and make it available to consumers globally through a growing number of distribution platforms, including internet-delivered networks, such as social media, “over-the-top” (“OTT”) networks and direct-to-consumer networks, as well as traditional television and cable networks, for consumption on a wide range of devices on an appointment or on-demand basis.

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Our long-form video content consists of 30- or 60-minute episodic programs typically distributed initially on traditional television or cable networks. Our current long-form video content projects include:

•	Chicken Soup for the Soul’s Hidden Heroes. Our first long-form video content project is a hidden camera show hosted by Brooke Burke-Charvet, which premiered on CBS in October 2015. During its first season, the show averaged approximately one million viewers per original episode and received multiple prestigious awards. Hidden Heroes has been renewed for its second season with new episodes premiering in October 2016.

•	Chicken Soup for the Soul’s Project Dad. Our second long-form video content project is a show in which the camera follows three celebrity dads as they put their careers on the sidelines and get to know their children, resulting in a humorous look at the pitfalls and joys of being a father. The show is scheduled to premiere on TLC, Discovery Life and Discovery Family in the Fall of 2016.

Our short-form video content, including our branded short-form video content known as Sips™, is typically exhibited through online content distribution and social media platforms, such as YouTube, Facebook, Yahoo, Diply, Gateway Media, SheKnows, Rumble and Liquid Social among others, as well as on the social media of Chicken Soup for the Soul® and our sponsors. Our current short-form video content projects include:

•	Hilton Grand Vacation Sips™. A series of seven short-form videos illustrating that a life without vacations is not complete. These Sips™ are scheduled to be delivered in October 2016 and are expected to be available for viewing in January 2017.

•	Emily Griffiths Technical College Sips™. A series of ten short-form videos highlighting the success in overcoming adversity of graduates of the Emily Griffiths Technical College. All ten Sips™ were funded by the Morgridge Family Foundation and delivered in June 2016. These Sips® can be viewed on the social media of Emily Griffiths Technical College and Chicken Soup for the Soul®, as well as Rumble.

Our management team, led by our executive chairman, William J. Rouhana, Jr., our vice chairman, Scott W. Seaton, and our senior brand advisor and director, Amy L. Newmark, possesses extensive expertise in the technology, media and telecommunications (“TMT”) industries. Mr. Rouhana played a pioneering role in several innovative TMT companies, including Winstar Communications, Inc. (“Winstar”). As chief executive officer, Mr. Rouhana built Winstar from a three-person start-up company to a Nasdaq-listed public company that employed approximately 5,000 people, serviced more than one million customers and generated annual revenues of approximately $1 billion. Mr. Seaton was a senior investment banker covering companies in the TMT sectors for Credit Suisse First Boston, Bank of America and Oppenheimer & Co. and served as a director of Mediacom Communications Corporation, currently the fifth largest cable television operator in the United States. Ms. Newmark has been the publisher and editor-in-chief of the Chicken Soup for the Soul® series of books. She was previously a highly ranked equity research analyst covering the TMT sectors.

The Chicken Soup for the Soul® Brand

We own the exclusive, perpetual and worldwide license to produce and distribute video content using the Chicken Soup for the Soul® brand. The Chicken Soup for the Soul® brand has been most well-known for its series of Chicken Soup for the Soul® books, which has more than 250 published titles and has sold more than 500 million copies worldwide during the last 23 years. The Chicken Soup for the Soul® brand has garnered significant awareness within its target, highly-prized female demographic, which is driving significant growth in its social media presence and consumer engagement.

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We believe that significant brand awareness, the demographics to which the brand appeals, a growing social media presence, and the highly engaged fan base associated with the Chicken Soup for the Soul® brand will translate into meaningful recognition and demand for our video content offerings.

Brand Awareness and Demographics

•	By 2008, 89% of people surveyed in the United States recognized the brand according to a Harris poll;

•	The brand had more than four billion earned media impressions in 2015, an increase from approximately 60 million earned media impressions in 2008, representing an annualized growth rate of more than 80%;

•	More than 80% of Chicken Soup for the Soul® book sales are made to the highly-prized female demographic; and

•	More than 80% of the social media followers of Chicken Soup for the Soul® on Facebook, Twitter and Instagram are women.

Growing Social Media Presence

Between July 2015 and June 2016, the Chicken Soup for the Soul® brand on social media:

•	Reached approximately 240 million people during such 12-month period, or an average of approximately 20 million people per month; and

•	Generated more than 773 million aggregate impressions on Facebook, Twitter, Pinterest, Instagram and CSS’ pet and Hidden Heroes’ social media.

Chicken Soup for the Soul® has also seen significant growth in the number of consumers following the brand on social media. For example:

•	The Chicken Soup for the Soul® brand had 1.8 million Facebook fans as of July 2016, which is up from 1.0 million Facebook fans in June 2014, representing growth of approximately 34% on an annualized basis over that time.

•	Since introduction in February 2016, our podcast has had more than 500,000 digital downloads, representing a rapid launch, and, based on the most recent monthly activity, now has an annualized rate of 1.2 million downloads. Each podcast offers listeners a daily dose of inspiration from Chicken Soup for the Soul® author and editor-in-chief Amy Newmark.

Highly Engaged Fan Base

Based on a 2014 study conducted by SimplyMeasured.com (the “2014 Study”), Chicken Soup for the Soul® fans demonstrated high levels of engagement:

•	More than 80% of Chicken Soup for the Soul® fans actively shared, commented on or voted to “like” posts on the Chicken Soup for the Soul® Facebook page; and

•	This level of fan engagement was ten times (10x) greater than that of Disney’s Facebook fan engagement rate of 8%.

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Our Opportunity

We believe that CSS Entertainment is well positioned to capitalize on an emerging megatrend in the entertainment industry, which is characterized by increasing demand for video content resulting from the proliferation of new video content distribution outlets. This dramatic increase in video content distribution outlets has been driven by advances in video, internet and mobile technologies, changes in the ways individuals consume video content and fractionalizing audiences. Consequently, parties are seeking innovative solutions to reach their target audiences. In this evolving environment for the production, distribution and consumption of video content, we believe that established brands with strong awareness, a clear and consistent message and a reputation for high-quality, entertaining video content will be a key differentiating factor that enables individuals to successfully locate video content they desire and allow parties to reach their targeted audiences.

Our Business Model

In our innovative business model, we seek to secure committed funding for the production costs of our video content in advance of production through sponsorships, product integration and licensing fees received from corporations, foundations, video content networks (e.g., cable, broadcast and online) and other organizations. Corporate and foundation sponsors with which we work include Hilton Grand Vacations, the American Humane Association, the Boniuk Foundation and the Morgridge Family Foundation and we are currently in discussions with numerous others. We endeavor to retain meaningful back-end rights to our video content in these relationships, which provides opportunities for improved profitability and enhances our library value.

We partner with highly-regarded independent producers to develop and produce the specific long-form or short-form video content for each project. We currently have producer agreements or arrangements in place with DB Goldline Entertainment, a production company led by acclaimed producer Derek Britt and producer and television soap opera star Ricky Paull Goldin, Speedway Boogie Productions, a production company headed by celebrated producer Michael Winter, and HooplaHa, a production company focused on positive message video content, and we expect to add others in the near future.

Utilizing our outsourced, third-party independent producer model enables us to have multiple independent producer relationships, which provide us with access to a diverse pool of creative ideas for new video content projects. We can choose the top ideas from each independent producer that are consistent with the messaging of the Chicken Soup for the Soul® brand. By outsourcing our production functions we have a variable cost structure that allows us to match our revenues and production expenses. Since we seek to secure both the committed funding and production capabilities for our video content at the same time, our business model is designed to allow us to lock in profits on a particular project before committing to proceed with such project. Our ability to expand our access to creative talent and production capabilities by adding new independent producer relationships should allow us to scale our business profitably.

Our Growth Strategies

The key elements of our strategy to drive growth over the next few years include:

•	growing our existing video content production and distribution business, by covering many themes (e.g., relationships, health and wellness and positive living) consistent with the messaging of Chicken Soup for the Soul® brand in many formats (e.g., short-form, longer-form and episodic);

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•	enhancing our revenue potential from our long-form video content by repurposing such video content into short-form video content for syndication through our short-form video content distribution platforms;

•	expanding our existing and developing new relationships with sponsors, television networks and independent producers to create new video content in a variety of formats under, or which are consistent with, the Chicken Soup for the Soul® brand;

•	building our library and acquiring third-party libraries of video content that are consistent with the messaging of the Chicken Soup for the Soul® brand, which we believe will offer the potential for additional revenue and profitability;

•	soliciting, aggregating and curating crowd-sourced video content that is consistent with the messaging of the Chicken Soup for the Soul® brand and creating related Chicken Soup for the Soul® channels to display such crowd-sourced video content;

•	increasing distribution for our video content, including building our own OTT networks to distribute our Chicken Soup for the Soul® branded and non-branded video content consistent with the messaging of the Chicken Soup for the Soul® brand, direct-to-consumers on a global basis utilizing a fee per view or subscription-based model or a combination of both and by selling advertising on our OTT networks;

•	formulating and implementing an e-commerce strategy for video content-related merchandising; and

•	seeking to opportunistically acquire video content production, distribution and related technology companies and/or assets.

We are seeking access to the public capital markets to avail ourselves of the capital resources provided by such capital markets and to establish our common stock as a public currency to enable us to pursue these growth strategies.

Corporate Information

We are a Delaware corporation formed on May 4, 2016. CSS Productions, our predecessor and immediate parent company, was formed in December 2014 by CSS, a publishing and consumer products company, and initiated operations in January 2015. We were formed to create a discrete, focused entity to pursue video content opportunities using the Chicken Soup for the Soul® brand and to operate in a corporate structure. Our business address is 132 E. Putnam Avenue, Floor 2W, Cos Cob, Connecticut 06807, and our telephone number is (855) 398-0443. Our web address is http://www.cssentertainment.com.

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The Offering

Securities being offered by the company	1,100,000 shares of Class A common stock, at $______ per share (“Primary Shares”). We will have the option to sell up to ________ additional newly issued shares in our discretion (“Additional Shares”). There is no minimum number of Primary Shares that we must sell in order to conduct a closing in this offering.

Securities being offered by certain existing stockholders

Certain of our existing stockholders may sell up to an aggregate of 258,000 shares of our Class A common stock in this offering (“Secondary Shares”).

The shares sold in the offering shall be allocated pro ratably among the Primary Shares and Secondary Shares.

Securities outstanding prior to this offering	813,167 shares of Class A common stock 8,071,955 shares of Class B common stock 273,062 Class W warrants

Securities outstanding after this offering

___________ shares of Class A common stock

____________ shares of Class B common stock

_____________ Class W warrants

Currently, William J. Rouhana, Jr., our executive chairman, beneficially owns, through his affiliates, approximately 95.9% of the voting power of our outstanding capital stock. After the offering, assuming all of the Primary Shares are sold (but no Additional Shares), Mr. Rouhana would beneficially own, through his affiliates, approximately _____% of the voting power of our outstanding capital stock.

Two classes of common stock	CSS Entertainment currently has _________ shares of Class A common stock outstanding and _________ shares of Class B common stock outstanding. Holders of shares of Class A common stock and Class B common stock have identical rights, except that holders of shares of Class A common stock are entitled to one vote per share and holders of shares of Class B common stock are entitled to ten (10) votes per share. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our charter documents. See “Description of Securities” for a description of the terms of CSS Entertainment’s Class A and Class B common stock.

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Quotation of securities and proposed symbols	There is presently no public market for our common stock. We intend to have our Class A common stock and Class W warrants quoted on the OTCQB or another over-the-counter market under the symbols ___ and ____, respectively. See “Plan of Distribution.”

Lock-up	Each holder of our shares of Class B common stock and certain holders of our Class A common stock have agreed that he or it will not sell, transfer or otherwise dispose of any of these shares (or any shares of Class A common stock issuable upon conversion of the Class B common stock) until ______________, 2017. See “Description of Securities – Lock-up Agreements” for a further description of the foregoing lock-up arrangements and other existing lock-up arrangements entered into in connection with certain of our financings.

Use of proceeds

Assuming we sell all of the Primary Shares, we estimate that the net proceeds to us from the offering, after deducting the selling agents’ fee and non-accountable expense allowance and other estimated offering expenses payable by us, will be approximately $________ (or $_______ if we sell all of the Additional Shares). We intend to utilize the net proceeds of the offering for: (a) financing production and associated development and operating costs and expenses for our video content; (b) acquiring production and distribution companies and assets and libraries; (c) servicing our obligations under the 2016 Term Notes and the Credit Facility (as such terms are defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”); and (d) working capital requirements and general corporate purposes.

We do not intend to consummate the offering unless the net proceeds of the offering to us, together with our other capital resources, are sufficient to service our debt obligations.

See “Use of Proceeds” for further information on our use of proceeds from the offering.

We will pay all of the expenses of the offering (other than the selling agents’ commissions and non-accountable expense allowance payable with respect to the Secondary Shares sold in the offering), but will not receive any of the proceeds from the sale of the Secondary Shares in the offering.

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Risk Factors	Prospective investors should carefully consider the Risk Factors beginning on page 10 before investing in the shares offered hereby.

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Summary Financial Data

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included elsewhere in this offering circular.

	For the Year Ended December 31,
	2014	2015
Operating Data:
Revenues	$—	$1,506,818
Net loss(a)	(478,666)	(668,463)
Net loss per share(b)	(0.05)	(0.08)

(a)	Net loss for the year ended December 31, 2015 includes non-cash stock-based compensation of $792,000 included in selling, general and administrative expense.

(b)	Basic and diluted net loss per common share assumes that the Class B common stock of CSS Entertainment is issued pursuant to both the Contribution Agreement and the Trema Contribution Agreement is issued and outstanding as of January 1, 2014. The weighted average shares outstanding used in the computation is 8,760,000 for both 2014 and 2015.

	December 31, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$4,078	$	$
Total assets	3,367,901
Total liabilities(1)	4,515,030
Members’ (deficit)/stockholders’ (deficit) equity	(1,147,129)

(1)	The “Pro Forma” information gives effect to sales in the Equity Private Placement and Debt Private Placement and advances received under the Credit Facility. The Equity Private Placement, the Debt Private Placement, and the Credit Facility are defined and described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

(2)	The “Pro Forma As Adjusted” information gives effect to the sale of all of the Primary Shares by us in the offering and the application of the estimated net proceeds therein, but does not give effect to the sale of any Additional Shares. We will pay all of the expenses of the offering (other than the commissions and non-accountable expense allowance payable on the Secondary Shares sold in the offering), but will not receive any of the proceeds from the sale of the Secondary Shares in the offering.

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Risk Factors

An investment in the securities offered by this offering circular involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this offering circular, before making a decision to invest in the CSS Entertainment shares.

Risks associated with our business

We do not have a long operating history on which to evaluate our company.

Our predecessor, CSS Productions, was formed in December 2014 and we were formed in May 2016 to succeed to CSS Productions’ assets in order to create a discrete, focused entity to pursue video content opportunities using the Chicken Soup for the Soul® brand and to operate in a corporate structure. With only one full year of operations, we face all the risks faced by newer companies in the media industry, including significant competition from existing and emerging media producers and distributors, many of which are significantly more established, larger and better financed than our company.

It is only recently that we debuted our video content and accordingly do not have a long history on which to evaluate our ability to produce and distribute video content that will be desired by our target consumers across multiple media offerings. Similarly, we do not have a long-term operating or financial history that can be reviewed in evaluating an investment in our company.

We do not own the Chicken Soup for the Soul® brand and our license to use it may be terminated in certain circumstances.

We do not own the Chicken Soup for the Soul® brand or any other Chicken Soup for the Soul-related assets (including books), other than those assets transferred to us under the CSS Contribution and Trema Contribution Agreements as described under “Certain Transactions – Contribution Agreements.” The brand is licensed to us by CSS under the terms of the CSS License Agreement described under “Certain Transactions – CSS License Agreement.” CSS controls the brand and the continued integrity and strength of the Chicken Soup for the Soul® brand will depend in large part on the efforts and businesses of CSS and how the brand is used, promoted and protected by CSS, which will be outside of the immediate control of our company. Although the license granted to us under the CSS License Agreement is perpetual, there are certain circumstances in which it may be terminated by CSS, including our breach of the agreement.

We are required to make continuing payments to our affiliates, which will reduce our cash flow and profits.

We are required to make significant payments to our affiliates as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Affiliate Resources and Obligations – CSS Management Agreement” and “—CSS License Agreement” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” Accordingly, in the aggregate, approximately 10% of our gross revenues will be paid to our affiliates on a continuous basis and will not be otherwise available to us.

All of our assets are pledged to secure existing indebtedness.

All of our assets are pledged under first priority security interests to secure our repayment obligations under indebtedness owed to CSS under the License Notes, the noteholders under the 2016 Term Notes and the Facility Lenders under the Credit Facility. Our License Note is a demand note and could be called at any time. In the event the holders of such indebtedness take action with respect to our assets in connection with any default under the 2016 Term Notes or the Credit Facility, we may not be able to continue our operations. We do not intend to consummate the offering unless the net proceeds of the offering to us, together with our other capital resources, are sufficient to service these debt obligations.

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Our long-term results of operations are difficult to predict and depend on the commercial success of our video content and the continued strength of the Chicken Soup for the Soul® brand.

Our ability in the long-term to obtain sponsorships and licensing arrangements and to distribute our video content will depend, in part, upon the commercial success of the content that we initially distribute and, in part, on the continued strength of the Chicken Soup for the Soul® brand. We cannot predict whether our initial video content will be accepted by audiences at a level that will create strong demand for our future video content. Further, the continued strength of the brand will be affected in large part by the operations of CSS and its other business operations, none of which we control. CSS utilizes the brand through its other subsidiaries for various commercial purposes, including the sale of books (including educational curriculum products), pet foods and other consumer products. Negative publicity relating to CSS or its other subsidiaries or the brand, or any diminution in the perception of the brand could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects. We cannot assure you that we will manage the production and distribution of all of our video content successfully, that all or any portion of our video content will be met with critical acclaim or will be embraced by audiences on a one-time or repeated basis, or that the strength of the Chicken Soup for the Soul® brand will not diminish over time.

Our reliance on third parties for production and distribution could limit our control over the quality of the finished video content.

We currently have limited internal production and distribution capabilities and are reliant on relationships with third parties for much of these capabilities. Working with third parties is an integral part of our strategy to produce and distribute video content on a cost efficient basis, and our reliance on such third parties could lessen the control we have over the projects, despite our approval rights. Should the third-party producers we rely upon not produce completed projects to the standards we expect and desire, critical and audience acceptance of such projects could suffer, which could have an adverse effect on our ability to produce and distribute future projects. Further, we cannot be assured of entering into favorable agreements with such third-party producers on economically favorable terms or on terms that provide us with satisfactory intellectual property rights in the completed projects.

An integral part of our strategy is to initially minimize our production and distribution costs by utilizing funding sources provided by others, however, such sources may not be readily available.

The production and distribution of video content require a significant amount of capital. As part of our strategy, we will initially seek to fund the production and distribution of our video content through the payment of upfront fees by sponsors, licensors, broadcast, cable and satellite outlets and other producers and distributors, as well as through other initiatives, such as government tax incentives. Funding for our video content projects from the aforementioned sources or other sources may not be available on attractive terms or at all as and when we need such funding. To the extent we are not able to secure agreements by which upfront fees are paid to us, we may need to curtail the amount of video content being produced, or use our operating or other funds to pay for such video content, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

While we seek to minimize production and distribution costs by utilizing funding sources provided by others, as we grow we may seek to fund and produce more of our video content directly, subjecting us to significant additional risks.

Currently, we typically seek to fund the production and distribution of our video content through the payment of upfront fees by sponsors, licensors, broadcast, cable and satellite outlets and other producers and distributors. While this approach provides us with upfront cash receipts ahead of production and allows us to minimize and diversify production costs and risks, these arrangements may limit the backend return to us. If we should determine in the future to finance more of our video content internally in order to capture greater backend returns, we would face significant additional risks, such as the need to internally advance funds ahead of revenue generation and cost recoupment and the need to divert some of our resources and efforts away from other operations.

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We have derived our revenues to date from a limited number of video content offerings and clients and have funded our projects from a limited number of sources.

To date, we have derived all of our revenues from a limited number of video content offerings and clients. We will need to expand and broaden our video content offerings, the distribution channels into which they are placed, the clients to which we sell and the production and financing relationships utilized to create such video content to ensure that we are not reliant on a limited number of offerings or distribution partners. A failure to expand and broaden our video content offerings, client base or distribution, production and financing relationships could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

If a project we are producing incurs substantial budget overruns, we may have to seek additional financing from outside sources to complete production or fund the overrun ourselves.

If a production we are funding incurs substantial budget overruns, we may have to seek additional financing from outside sources to complete production or fund the overrun ourselves. We cannot be certain that any required financing will be available to us on commercially reasonable terms or at all, or that we will be able to recoup the costs of overruns. Increased costs incurred with respect to a particular project may result in the production not being ready for release at the intended time, which could cause a decline in the commercial performance of the project. Budget overruns could also prevent a project from being completed or released at all.

Our operating results may fluctuate.

Our results of operations will depend upon the commercial success of the video content that we produce and distribute, which cannot be predicted with certainty. Our results of operations will be impacted by the critical and general audience acceptance of our video content. We cannot assure you that we will manage the production and distribution of all of our video content successfully, that all or any portion of our video content will be met with critical acclaim or will be embraced by audiences on a one-time or repeated basis. Any inability to achieve commercial success with our video content could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Our operating results are also dependent, in part, on management’s estimates of revenues to be earned over the life of a project. We will regularly review and revise our revenue estimates. This review may result in a change in the rate of amortization and/or a write-down of the video content asset to its estimated realizable value. Results of operations in future years depend upon our amortization of our video content costs. Periodic adjustments in amortization rates may significantly affect these results.

Further, as many of our third-party relationships will be on a project-by-project basis, the profits, if any, generated from various projects will fluctuate based on the terms of the agreements between us and our third-party producers and distributors.

As a result of the foregoing and other factors, our results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future period.

Distributors' failure to promote our video content will adversely affect our revenues and could adversely affect our business results.

We will not always control the timing and manner in which our licensed distributors distribute our video content offerings. However, their decisions regarding the timing of release and promotional support are important in determining success. Any decision by those distributors not to distribute or promote one of our television programs or films or to promote our competitors’ video content to a greater extent than they promote ours could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

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We are smaller and less diversified than many of our competitors.

Many of the producers and studios with which we compete are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide both the means of distributing their products and stable sources of earnings that may allow them to better offset fluctuations in the financial performance of their operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, and other personnel required for production. The resources of the major producers and studios may also give them an advantage in acquiring other businesses or assets, including video content libraries, that we might also be interested in acquiring.

We must successfully respond to rapid technological changes and alternative forms of delivery or storage to remain competitive.

The entertainment industry in general continues to undergo significant developments as advances in technologies and new methods of product delivery and storage, or certain changes in consumer behavior driven by these developments, emerge. Consumers are spending an increasing amount of time online and on mobile devices, and are increasingly viewing content on a time-delayed or on-demand basis online, on their televisions and on handheld or portable devices. Our distributors and we must adapt our businesses to changing consumer behavior and preferences and exploit new distribution channels. Our strategy is to seek to take advantage of these changes and thereby to create new revenue streams and other opportunities for our video content. If we cannot successfully utilize these and other emerging technologies, it could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

We face risks from doing business internationally.

We intend to distribute our video content outside the U.S. and derive revenues in foreign jurisdictions. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

•	the Foreign Corrupt Practices Act and similar laws regulating interactions and dealings with foreign government officials;

•	changes in local regulatory requirements, including restrictions on video content;

•	differing cultural tastes and attitudes;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in foreign television markets;

•	the instability of foreign economies and governments;

•	fluctuating foreign exchange rates;

•	the spread of communicable diseases in such jurisdictions, which may impact business in such jurisdictions; and

•	war and acts of terrorism.

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Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-U.S. sources, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property relating to our video content and the protection of the Chicken Soup for the Soul® brand. We will attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Under the terms of the CSS License Agreement, CSS has the primary right to take actions to protect the brand, and, if it does not, and we reasonably deem any infringement thereof is materially harmful to our business, we may elect to seek action to protect the brand ourselves. Although in the former case, we would equitably share in any recovery, and in the latter case, we would retain the entirety of any recovery, should CSS determine not to prosecute infringement of the brand, we could be materially harmed and could incur substantial cost in prosecuting an infringement of the Chicken Soup for the Soul® brand.

Others may assert intellectual property infringement claims against us.

One of the risks of the video content production and distribution business is the possibility that others may claim that our productions and production techniques misappropriate or infringe the intellectual property rights of third parties with respect to their previously developed content, stories, characters and other entertainment or intellectual property. Further, although CSS is obligated to indemnify us for claims related to our use of the Chicken Soup for the Soul® brand in accordance with the CSS License Agreement, we could face lawsuits with respect to claims relating thereto. Irrespective of the validity or the successful assertion of any such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Our business involves risks of liability claims for video content, which could adversely affect our results of operations and financial condition.

As a producer and distributor of video content, we may face potential liability for defamation, invasion of privacy, negligence and other claims based on the nature and content of the materials distributed. These types of claims have been brought, sometimes successfully, against producers and distributors of video content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Piracy of video content may harm our business.

Video content piracy is extensive in many parts of the world, including South America, Asia, and certain Eastern European countries, and is made easier by technological advances and the conversion of video content into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of video content on DVDs, Blu-ray discs, from pay-per-view through set-top boxes and other devices and through unlicensed broadcasts on free television and the internet. The proliferation of unauthorized copies of our video content could have an adverse effect on our business.

We rely upon a number of partners to offer streaming of content to various devices.

We currently offer viewers the ability to receive streaming content through a host of internet-connected devices, including internet-enabled televisions, digital video players, game consoles and mobile devices, using third-party platforms. We intend to continue to broaden our capability to instantly stream content to other platforms and partners over time. We do not own any of the technology utilized in the distribution of our content and rely on third-party platforms. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing or other impediments to our streaming content, our ability to grow our business could be adversely impacted. In addition, technology changes may require that our partners update their platforms. If partners do not update or otherwise modify their platforms, our service and our viewers’ use and enjoyment could be negatively impacted.

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Any significant disruption in the computer systems of third parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.

Our reputation and ability to attract, retain and serve our viewers is dependent upon the reliable performance of the computer systems of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm these systems. Interruptions in these systems, or to the internet in general, could make our content unavailable or impair our ability to deliver such content.

Our online activities are subject to a variety of laws and regulations relating to privacy, which, if violated, could subject us to an increased risk of litigation and regulatory actions.

In addition to our websites, we use third-party applications, websites, and social media platforms to promote our video content offerings and engage consumers, as well as monitor and collect certain information about consumers. There are a variety of laws and regulations governing individual privacy and the protection and use of information collected from such individuals, particularly in relation to an individual’s personally identifiable information. Many foreign countries have adopted similar laws governing individual privacy, some of which are more restrictive than similar United States laws. If our online activities were to violate any applicable current or future laws and regulations, we could be subject to litigation and regulatory actions, including fines and other penalties.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our operations.

If we experience rapid growth, we may not manage our growth effectively, execute our business plan as proposed or adequately address competitive challenges.

We anticipate growing our business and operations rapidly. Our growth strategy includes organic initiatives and acquisitions. Such growth could place a significant strain on the management, administrative, operational and financial infrastructure we utilize, most of which is made available to us by our affiliates under the CSS Management Agreement. Our long-term success will depend, in part, on our ability to manage this growth effectively, obtain the necessary support and resources under the CSS Management Agreement and grow our own internal resources as required, including internal management and staff personnel. To manage the expected growth of our operations and personnel, we also will need to increase our internal operational, financial and management controls, and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty or delays in producing our video content, declines in overall project quality and increases in costs. Any of these difficulties could adversely impact our business financial condition, operating results, liquidity and prospects.

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We are subject to risks associated with possible acquisitions, business combinations, or joint ventures.

From time to time, we will engage in discussions and activities with respect to possible acquisitions, sale of assets, business combinations, or joint ventures intended to complement or expand our business, some of which may be significant transactions for us. We may not realize the anticipated benefit from any of the transactions we pursue. Regardless of whether we consummate any such transaction, the negotiation of a potential transaction could require us to incur significant costs and cause diversion of management's time and resources.

Integrating any business that we acquire may be distracting to our management and disruptive to our business and may result in significant costs to us. We could face several challenges in the consolidation and integration of information technology, accounting systems, personnel and operations. Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses. Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Claims against us relating to any acquisition or business combination may necessitate our seeking claims against the seller for which the seller may not indemnify us or that may exceed the seller's indemnification obligations.

There may be liabilities assumed in any acquisition or business combination that we did not discover or that we underestimated in the course of performing our due diligence. Although a seller generally will have indemnification obligations to us under an acquisition or merger agreement, these obligations usually will be subject to financial limitations, such as general deductibles and maximum recovery amounts, as well as time limitations. We cannot assure you that our right to indemnification from any seller will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities that we may incur. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

We may require and not be able to obtain additional funding to meet increased capital needs after an acquisition.

Our ability to grow through acquisitions, business combinations and joint ventures and our ability to fund our operating expenses after one or more acquisitions may depend upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets or businesses. If we do not have access to such financing arrangements, and if other funds do not become available on terms acceptable to us, there could be a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Our success depends on our management and relationships with our affiliated companies.

Our success depends to a significant extent on the performance of our management personnel and key employees, including production and creative personnel, made available to us through the CSS Management Agreement. The loss of the services of such persons or the resources supplied to us by our affiliated companies could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

To be successful, we need to attract and retain qualified personnel.

Our success will depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for the caliber of talent required to produce and distribute our video content continues to increase. We cannot assure you that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the future. If we were unable to hire, assimilate and retain qualified personnel in the future, such inability could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

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We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year.

Our status as an “emerging growth company” under the JOBS Act of 2012 may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it.  Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry.  Any inability to raise additional capital as and when we need it, could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

We will incur significant legal, accounting and other expenses associated with corporate governance and public company reporting requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC. These rules and regulations, which require significant legal and financial compliance costs, may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than was previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

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Our executive chairman will effectively control our company.

We have two classes of common stock – Class A common stock, each share of which entitles the holder thereof to one vote on any matter submitted to our stockholders, and Class B common stock, each share of which entitles the holder thereof to ten votes on any matter submitted to our stockholders. Our executive chairman, William J. Rouhana, Jr., effectively controls CSS Holdings and CSS, which controls CSS Productions, and, in turn, our company. Mr. Rouhana will have control over the vast majority of all the outstanding voting power as represented by our outstanding Class B common stock. Assuming we sell all of the Primary Shares in the offering (but no Additional Shares), he will control approximately ____% of the outstanding voting power of our company immediately after the offering. Further, our bylaws provide that any member of our board may be removed with or without cause by the majority of our outstanding voting power, thus Mr. Rouhana will exert significant control over our board. This concentration of ownership and decision making may make it more difficult for other stockholders to effect substantial changes in our company and may also have the effect of delaying, preventing or expediting, as the case may be, a change in control of our company.

Certain conflicts of interest may arise between us and our affiliated companies and we have waived certain rights with respect thereto.

Our certificate of incorporation includes a provision stating that we renounce any interest or expectancy in any business opportunities that are presented to us or our officers, directors or stockholders or affiliates thereof, including but not limited to CSS Productions and its affiliates (collectively, the “CSS Companies”), except as may be set forth in any written agreement between us and any of the CSS Companies (such as the CSS License Agreement under which CSS has agreed that all video content operations shall be conducted only through CSS Entertainment). This provision also states that our officers, directors and employees shall not be liable to us or our stockholders for monetary damages for breach of any fiduciary duty by reason of any of our activities or any activities of any of the CSS Companies to the fullest extent permitted by Delaware law. As a result of these provisions, there may be conflicts of interest among us and our officers, directors, stockholders or their affiliates, including the CSS Companies, relating to business opportunities, and we have waived our right to monetary damages in the event of any such conflict.

We may issue shares of our capital stock or debt securities in the future, whether to complete any acquisition, a business combination or to raise additional funds, which would reduce the equity interest of our stockholders and might cause a change in control of our ownership.

Our certificate of incorporation authorizes the issuance of up to 70 million shares of Class A common stock, par value $.0001 per share, 20 million shares of Class B common stock, par value $.0001 per share, and 10 million shares of preferred stock, par value $.0001 per share. Assuming we sell all of the Primary Shares (but no Additional Shares), we will have _____ authorized but unissued shares of our Class A common stock remaining available for issuance, __________ authorized but unissued shares of our Class B common stock remaining available for issuance and 10,000,000 authorized but unissued shares of our preferred stock remaining available for issuance immediately after the offering. We also may issue a substantial number of additional shares of our common stock or preferred stock, or a combination of common and preferred stock, to raise additional funds or in connection with any acquisition or business combination in the future.

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Risks associated with this offering

Our financial statements presented in this offering circular are not audited.

This offering is a Tier 1 offering under Regulation A+. Pursuant to the rules applicable to Tier 1 offerings, we are permitted to include unaudited financial statements as opposed to audited financial statements. Accordingly, our financial statements included in this offering circular are unaudited and are subject to adjustment. To the extent that our financial statements are audited in the future, our auditors may present audit adjustments in completing their audit that may result in material changes to our financial statements.

Our outstanding warrants may have an adverse effect on the market price of our common stock.

We have outstanding Class W warrants to purchase up to an aggregate of ________ shares of Class A common stock. The sale, or even the possibility of sale, of the warrants or the shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Furthermore, we might issue warrants or other securities convertible or exchangeable for shares of common stock in the future in order to raise funds or to effect acquisitions or business combinations. If and to the extent our warrants are exercised, or we issue additional securities to raise funds or consummate any acquisition or business combination, you may experience dilution to your holdings.

We do not intend to pay any dividends on our Class A common stock at this time.

We have not paid any cash dividends on our shares of Class A common stock to date. The payment of cash dividends on our Class A common stock in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition as well as the limitations on dividends and distributions that exist under the laws and regulations of the State of Delaware and will be within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends on our Class A common stock in the foreseeable future. As a result, any gain you will realize on our Class A common stock (including shares of Class A common stock obtained upon exercise of our warrants) will result solely from the appreciation of such shares.

You will experience immediate and dilution.

The difference between the public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock and Class B common stock, combined, after this offering constitutes the dilution to the investors of shares in this offering. Our existing stockholders acquired their securities prior to this offering at less than investors are paying in this offering, contributing to this dilution. Upon consummation of this offering, investors will incur an immediate and dilution of approximately __% or $____ per share (the difference between the pro forma net tangible book value per share $__, and the initial offering price of $______ per share). This is because investors in this offering purchasing shares will be contributing approximately __% of the total amount paid to us for our outstanding securities after this offering but will only own __% of our outstanding securities. Accordingly, the per-share purchase price investors of the shares will be paying exceeds our per share net tangible book value. In addition, in the future, holders of our common stock will experience dilution upon any exercise of our outstanding warrants.

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If our securities becomes subject to the SEC's penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,000 or less and our common stock or preferred stock has a market price per share of less than $5.00, transactions in our securities may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser's written agreement to the transaction prior to sale;

•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser's legal remedies; and

•	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our securities become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

Our securities will not be listed on a national securities exchange upon consummation of this offering.

Our securities will not be listed on a national securities exchange upon consummation of this offering but instead will be quoted on the OTCQB or another over-the-counter market. The over-the-counter markets are inter-dealer markets that may provide significantly less liquidity than national securities exchanges. As a result, an active public market for our securities may not develop or be sustained, which could affect your ability to sell, or depress the market price of, our securities. In addition, as a result of trading in the over-the-counter market, we could face other significant material adverse consequences, including

•	a limited availability of market quotations for our common stock;

•	reduced liquidity with respect to our common stock;

•	a determination that our common stock is “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The determination for the offering price of our shares is more arbitrary compared with the pricing of securities for an established operating company.

Prior to this offering there has been no public market for any of our securities. The public offering price of our shares was negotiated between us and the co-bookrunning selling agents. Factors considered in determining the prices and terms of the Primary Shares (and the Additional Shares) offered hereby include:

•	the history and prospects of companies similar to our company;

•	prior offerings of those companies;

•	our prospects;

•	our capital structure;

•	an assessment of our management;

•	general conditions of the securities markets at the time of the offering; and

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•	other factors as were deemed relevant.

However, although these factors were considered, the determination of the offering prices is more arbitrary than the pricing of securities for an established operating company.

Following this offering, the price of our common stock may vary significantly due to general market or economic conditions as well as other factors. Furthermore, an active trading market for the securities may never develop or, if developed, may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

A portion of the proceeds of this offering will be used to fund payment obligations to our affiliates and to repay our 2016 Term Notes.

Under the terms of the CSS License Agreement, we were required to make an upfront, one-time payment of $5 million, which was funded through our issuance of the License Note and payment of $1.5 million of cash, which we borrowed under the Credit Facility. These obligations are owed to affiliates of our company. A portion of the proceeds of this offering will be used to repay the outstanding loans under the Credit Facility (approximately $2,800,000 as of the date of this offering circular). In addition, we will repay all principal of and interest accrued under the 2016 Term Notes (approximately $1,565,000 as of the date of this offering circular). Accordingly, the amounts used to service these obligations will not be available to us for our operations.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this offering circular that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this offering circular may include, for example, statements about our:

•	limited operating history and ability to maintain or increase profitability;

•	reliance on third parties for production and distribution;

•	long-term results of operations;

•	ability to manage rapid growth;

•	ability to minimize our production and distribution costs by utilizing funding sources provided by others;

•	our capital structure;

•	success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•	potential ability to obtain additional financing when and if needed;

•	potential liquidity and trading of our securities;

•	regulatory or operational risks;

•	financial performance following this offering.

The forward-looking statements contained in this offering circular are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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Use of Proceeds

We estimate that the net proceeds of this offering will be $____________ (or $_____________ if we sell all of the Additional Shares).  We believe that such funds, together with our current resources, will allow us to operate for at least the next 12 months. We will likely use such funds for:

•	financing production and associated development and operating costs and expenses for our video content;

•	acquiring video content distribution companies and assets and video content libraries;

•	servicing our obligations under the 2016 Term Notes and the Credit Facility; and

•	working capital and general corporate purposes.

We do not intend to consummate the offering unless the net proceeds of the offering to us, together with our other capital resources, are sufficient to service our debt obligations.

We cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in allocating the net proceeds of this offering.

We will pay all of the expenses of the offering (other than the selling agents’ commissions and non-accountable expense allowance payable with respect to the Selling Stockholders Shares sold in the offering), but will not receive any of the proceeds from the sale of the Secondary Shares in the offering.

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Dilution

The difference between the public offering price per share of our Class A common stock and the pro forma net tangible book value per share after this offering constitutes the dilution to investors of our Class A common stock in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of Class A common stock and Class B common stock combined.

At ____________, our net tangible book value was $_____, or approximately $___ per share. After giving effect to the sale of all of the Primary Shares (but no Additional Shares) in the offering, and the deduction of selling agents’ fees and non-accountable expense allowance and other estimated expenses of this offering, our pro forma net tangible book value at ____________ would have been $_______ or $___ per share, representing an immediate decrease in net tangible book value of $__ per share to existing stockholders and an immediate dilution of __% per share or $__ to new investors.

The following table illustrates the dilution to the new investors on a per-share basis, assuming no value is attributed to our outstanding Class W warrants:

Public offering price	$
Net tangible book value before this offering
Decrease attributable to new investors
Pro forma net tangible book value after this offering
Dilution to new investors

The following table sets forth information with respect to our existing stockholders and the new investors:

	Shares Purchased			Total Consideration		Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$	.0%	$
New investors			%	$	.0%	$
		100.0%		$	100.0%

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Capitalization

The following table sets forth our capitalization as of December 31, 2015 on an actual basis, on a pro forma basis to give effect to the events described in footnote (1), below, and on a pro forma as adjusted basis to give effect to the events described in footnote (2), below.

	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Cash and cash equivalents	$4,078	$	$

Notes Payable – Credit Facility	$–	$	$
Notes Payable – Debt Private Placement	–
Members’ deficit	(1,147,129)
$(1,147,129)
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued or outstanding	–
Class A Common stock, $0.0001 par value, 70,000,000 shares authorized; 0 shares issued and outstanding actual; ____________ shares issued and outstanding, pro forma; ____________ shares issued and outstanding, pro forma as adjusted	–
Class B Common stock, $0.0001 par value, 20,000,000 shares authorized; 0 shares issued and outstanding actual; ________ shares issued and outstanding, pro forma; ________ shares issued and outstanding pro forma as adjusted	–
Additional paid-in capital	–
Retained deficit	–
Total stockholders’ equity	–
Total capitalization	$(1,147,129)	$	$

(1)	The “Pro Forma” information gives effect to the reorganization and succession of our company from CSS Productions, sales in the Equity Private Placement and Debt Private Placement and advances received under the Credit Facility. The Equity Private Placement, the Debt Private Placement, and the Credit Facility are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” and elsewhere herein.

(2)	The “Pro Forma As Adjusted” information gives effect to the sale of all of the Primary Shares by us in the offering and the application of the estimated net proceeds derived therefrom, but does not give effect to the sale of any Additional Shares. We will pay all of the expenses of the offering (other than the selling agents’ commissions and non-accountable expense allowance payable with respect to the Secondary Shares sold in the offering), but will not receive any of the proceeds from the sale of the Secondary Shares in the offering.

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Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Business Overview

CSS Entertainment is a provider of distinctive and highly appealing video content capitalizing on the Chicken Soup for the Soul® brand. Chicken Soup for the Soul® is a widely recognized, global brand. Positive messaging, including real-life stories relating to happiness, inspiration, hope and other human interest topics, is intrinsic to the brand. The brand has garnered increasing consumer awareness and engagement as a welcoming sanctuary from the complexities of our daily lives. We believe the Chicken Soup for the Soul® brand is a key factor that differentiates our video content in an environment characterized by a proliferation of content creators and content distribution platforms.

Our company owns the exclusive, perpetual and worldwide license to produce and distribute video content using the Chicken Soup for the Soul® brand. The terms of this license are described below under “‒ Affiliate Resources and Obligations – CSS License Agreement.”

We provide both long-form and short-form video content and make it available to consumers globally through a growing number of distribution platforms, including internet-delivered networks, such as social media, “over-the-top” (“OTT”) networks and direct-to-consumer networks, as well as traditional television and cable networks, for consumption on a wide range of devices on an appointment or on-demand basis.

In our innovative business model, we seek to secure committed funding for the production costs of our video content in advance of production through sponsorships, product integration and licensing fees received from corporations, foundations, video content networks (e.g., cable, broadcast and online) and other organizations. We endeavor to retain meaningful back-end rights to our video content in these relationships, which provides opportunities for improved profitability and enhances our library value.

We partner with highly-regarded independent producers to develop and produce the specific long-form or short-form video content for each project. By outsourcing our production functions we have a variable cost structure that allows us to match our revenues and production expenses. Since we seek to secure both the committed funding and production capabilities for our video content at the same time, our business model is designed to allow us to lock in profits on a particular project before committing to proceed with such project. Our ability to expand our access to creative talent and production capabilities by adding new independent producer relationships should allow us to scale our business profitably.

We have entered into agreements for the production and distribution of our video content pursuant to which the other parties are obligated to make payments to us that will generate aggregate revenues to us in 2016 and 2017, combined, of approximately $14.6 million. Our payment commitments for production costs associated with these agreements aggregate $7.7 million for 2016 and 2017, combined.

CSS Entertainment is a Delaware corporation formed on May 4, 2016. We were formed to succeed to the assets and liabilities of CSS Productions, our predecessor and parent company, in order to create a discrete, focused entity to pursue video content opportunities using the Chicken Soup for the Soul® brand and to operate in a corporate structure. In connection with such succession, and pursuant to the terms of the Contribution Agreement and Trema Contribution Agreement described in “Certain Transactions – Contribution Agreements, all video content assets owned by CSS and any of its affiliates, including all rights and obligations related thereto, were transferred to us in May 2016.

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Results of Operations

For the Year Ended December 31, 2015 compared with the Year Ended December 31, 2014

Basis of Presentation

CSS began evaluating the possibility of using the Chicken Soup for the Soul® brand for the development, distribution and sale of video content in early 2014. As described in “Business Overview,” above, CSS Productions was formed to exploit this opportunity in December 2014 and began operations in January 2015.

Our financial statements for 2014 were derived from the financial statements of our ultimate parent company, CSS Holdings. As a result, operating expenses are based on allocations of costs incurred directly attributable to the development of the video content business prior to the formation of CSS Productions. These results of operations should be read together with our financial statements and accompanying notes included elsewhere in this offering circular and together with Critical Accounting Policies and Estimates included below.

Revenues

	Year Ended December 31,
	2015	2014

Television	$1,431,818	$-

Film option	75,000	-

Total Revenues	$1,506,818	$-

We did not generate any revenues for the year ended December 31, 2014, as we had not yet begun commercial operation of our video content business. For the year ended December 31, 2015, 95% of our total revenues were derived from Chicken Soup for the Soul’s Hidden Heroes, which began airing on CBS in October 2015. We also received a $75,000 (5% of our revenues) non-refundable deposit pursuant to an extension option agreement for a feature film in 2015. The feature film has not started production and there is no commitment or contract to produce a feature film.

Cost of revenues

	Year Ended December 31,
	2015	2014

Programming costs	$646,295	$-

Film option	7,500	-

Total Cost of Revenues	$653,795	$-

We did not generate any video content revenues for the year ended December 31, 2014, therefore there were no related cost of revenues.  For the year ended December 31, 2015, our cost of revenues represented amortization of programming costs for Chicken Soup for the Soul’s Hidden Heroes.   The film option cost of revenues is a commission paid on the non-refundable deposit we received for a feature film.

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Operating expenses

	Year Ended December 31,
	2015	2014

Selling, general and administrative	$1,242,749	$403,666

Management and license fees due to CSS	278,750	75,000

Total Operating Expenses	$1,521,499	$478,666

Selling, general and administrative expenses

For the year ended December 31, 2015, our selling, general and administrative expenses consisted primarily of non-cash share-based payment expense of $792,000, or 64% of total selling, general and administrative expenses. This expense was the result of an equity grant issued in satisfaction of a liability to a company principally owned and controlled by our executive chairman, and was recorded as a liability at fair value. Additionally, payroll and related benefits and travel and entertainment of $379,620 was 31% of total selling, general and administrative expenses relating to our video content business in 2015.

For the year ended December 31, 2014, our selling, general and administrative expenses consisted primarily of payroll and related benefits and travel and entertainment expenses. These expense categories made up 62% of total selling general and administrative expenses relating to our video content business in 2014.

In addition, during 2015 and 2014 we had a consulting agreement with a company that provided executive production services to us, including all activities necessary to establish and maintain relationships regarding our proposed feature length film and a possible talk show and, to oversee the production of each. The consulting agreement is with a writer and director of feature films who is the son of our executive chairman. We have made payments under the consulting agreement of $60,000 and $56,000 for the years ended December 31, 2015 and 2014, respectively. These payments represent 5% and 14% of total selling, general and administrative expenses in 2015 and 2014, respectively. Effective July 15, 2016, the Company and the provider of executive production services mutually agreed to terminate the agreement.

Management and license fees due to CSS

For the years ended December 31, 2015 and 2014, we paid CSS 4% and 1% in management services and license fees, respectively, based on cash revenues collected. These fees were paid pursuant to a management and license fee agreement between CSS Productions and CSS. This agreement is no longer in effect, and as part of the formation of CSS Entertainment, CSS Entertainment entered into a new management agreement and license agreement with CSS as described immediately below.

Affiliate Resources and Obligations

CSS License Agreement

In May 2016, we entered into a trademark and intellectual property license agreement with CSS, which we refer to as the “CSS License Agreement.” Under the terms of the CSS License Agreement, we have been granted a perpetual, exclusive, worldwide license to produce and distribute video content using the Chicken Soup for the Soul® brand and related content, such as stories published in the Chicken Soup for the Soul® books.

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We have paid CSS a one-time license fee of $5 million through the payment of $1.5 million cash and the concurrent issuance to CSS of a $3.5 million principal amount promissory note (“License Note”) bearing interest at 0.5% per annum. We are required to pay all principal of the License Note, and interest accrued thereon, on the earlier of CSS’ demand and the date of consummation of an initial public offering of our common stock. Our payment obligations under the License Note are senior obligations and secured by a first priority security interest in all of our assets. The License Note is prepayable by us in whole or part at any time without penalty and we will use a portion of the proceeds of this offering to pay all or a portion of the principal and interest of the License Note.

We also will pay CSS a recurring additional license fee equal to 4% of our gross revenues for each calendar quarter, and a marketing fee of 1% of our gross revenues for each calendar quarter, with each quarterly fee payable on or prior to the 45th day after the end of the calendar quarter to which it relates. Under the terms of the CSS License Agreement, the first quarterly fee was payable by us with respect to the quarter ended March 31, 2016, as CSS had already been rendering services to our predecessor with respect to the video content business. CSS has agreed that it will not engage, and will not cause or permit its subsidiaries (other than us) to engage, in the production or distribution of video content, including that which is unrelated to the Chicken Soup for the Soul® brand, except in connection with the marketing of their other products and services.

As of the date of this offering circular, we have repaid the License Note in full. The proceeds for these payments were derived primarily from advances we received under the Credit Facility, and the net proceeds of the Debt Private Placement and Equity Private Placement (see Liquidity and Capital Resources below).

We believe that the terms and conditions of the CSS License Agreement, which provides us with the rights to use the trademark and intellectual property in connection with our video content, is more favorable to us than a similar agreement negotiated with an independent third party.

CSS Management Agreement

In May 2016, we entered into a management services agreement, which we refer to as the “CSS Management Agreement.” Under the terms of the CSS Management Agreement, we are provided with the broad operational expertise of CSS and its subsidiaries and personnel, including the services of our executive chairman, Mr. Rouhana, our vice chairman, Mr. Seaton, and our senior brand advisor and director, Ms. Newmark. The CSS Management Agreement also provides for services, such as accounting, legal, marketing, management, data access and back-office systems, and provides us with office space and equipment usage.

We will pay CSS a management fee equal to 5% of our gross revenues for each calendar quarter, with each quarterly payable on or prior the 45th day after the end of the calendar quarter to which it relates. The first quarterly fee was payable by us with respect to the quarter ended March 31, 2016, as CSS had already been rendering services to our predecessor with respect to the video content business.

In addition, for any sponsorship which is arranged by CSS or its affiliates for (i) our video content or (ii) a multi-element transaction for which we receive a portion of such revenue and CSS receives the remaining revenue (for example, a transaction that relates to both our video content and CSS’ printed products), we shall pay a sales commission to CSS of 20% of the portion of such revenue we receive. Each sales commission shall be paid within 30 days of the end of the month in which we receive it. If CSS actually collects our portion of such fee, it will remit revenue due to us after deducting the sales commission.

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We believe that the terms and conditions of the CSS Management Agreement are more favorable, and cost effective, to us than a similar agreement negotiated with an independent third party.

Liquidity and Capital Resources

We are part of a family of companies with common ownership. CSS and its affiliates use a central cash management system to manage their cash positions, whereby cash deposits are transferred to CSS and, as payments are required by affiliated companies, cash is transferred back to them in order to make payments to suppliers and vendors. This means that the cash balance at the end of any period for any affiliated company, including us, will not be reflective of its individual cash generated from, or used in, operations.

Since our formation and after initial borrowings made under the Credit Facility, the cash generated by us is dedicated to us, and as such, is used only for its obligations, and is not subject to transfer within the central cash management system of CSS affiliates.

Credit Facility

On May 12, 2016, we entered into the Credit Facility with the Facility Lender, an affiliate of Mr. Rouhana. Under the terms of the Credit Facility, we may borrow, repay and reborrow up to an aggregate of $3 million. Our payment obligations under the Credit Facility are senior obligations and secured by a first priority security interest in all of our assets (thus having the same priority as the security interest granted by us in connection with the License Note and 2016 Term Notes). The proceeds of the loans made under the Credit Facility shall be used by us for working capital and general corporate purposes, as well as the prepayment, in our discretion, of a portion of the principal of the License Note and interest thereon.

In connection with our formation in May 2016, and our acquisition of all video content and related assets owned by CSS and its affiliates, we borrowed $1.5 million under the Credit Facility to pay a portion of the $5 million one-time payment required under the License Agreement.

Loans under the Credit Facility bear interest at 5% per annum, payable monthly in arrears in cash. Principal under the Credit Facility (and all accrued but unpaid interest thereon) shall be paid by us on the earlier of (a) June 30, 2017 and (b) the third business day following consummation of (i) an initial public offering and (ii) any future debt or equity offering (other than as a result of the exercise of our Class W warrants) resulting in gross proceeds to us of at least $7 million (“Maturity Date”). If the Credit Facility is still outstanding at the Maturity Date, or, if prior to the Maturity Date there is an event of default as prescribed by the Credit Facility, all principal and interest of the Credit Facility will be converted into shares of Class A common stock (and Class W warrants) on the same terms as our then most recently completed equity financing immediately prior to the Maturity Date or the event of default giving rise to the mandatory conversion, as the case may be; provided, that under no circumstances shall the pre-money valuation used for this mandatory conversion by less than $52,560,000. We are also obligated to pay the Facility Lender an annual fee equal to 0.75% of the unused portion of the Credit Facility.

As of September 16, 2016, we have borrowed $2,800,000 from the Credit Facility. A portion of the proceeds of this offering may be used to pay, in whole or in part, the balance due under the Credit Facility.

Debt Private Placement

Beginning in July 2016 and through the date of this offering circular, we sold in a private placement (“Debt Private Placement”) to accredited investors $_______ aggregate principal amount of 5% senior secured term notes (the “2016 Term Notes”) and Class W warrants to purchase an aggregate of _____ shares of Class A common stock, for net proceeds after offering expenses of $__________. The 2016 Term Notes bear interest at 5% per annum, payable monthly in arrears in cash. The principal of the 2016 Term Notes (including all accrued, but unpaid interest thereon) shall be paid by us on the earlier of (a) June 30, 2017 and (b) the third business day following consummation of (i) an initial public offering and (ii) any future equity offering (other than as a result of the exercise of our Class W warrants) resulting in gross proceeds to us of at least $7 million (the “Maturity Date”). The 2016 Term Notes and Class W warrants have the terms described herein under “Description of Securities – 2016 Term Notes” and “– Class W Warrants,” respectively.

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We do not intend to consummate the offering unless the net proceeds of the offering to us, together with our other capital resources, are sufficient to service our debt obligations.

Equity Private Placement

Beginning in July 2016 and through the date of this offering circular, we sold in a separate private placement (the “Equity Private Placement”) to accredited investors $_______ of units, consisting of an aggregate of _______ shares of Class A common stock and Class W warrants to purchase an aggregate of _____ shares of Class A common stock, for net proceeds after offering expenses of $__________.

Other than the Credit Facility and 2016 Term Notes, we do not have any available credit, bank financing or other external sources of liquidity. In order to meet our commitments, to expand our operations and to fund our activities, we need to obtain additional capital. The net proceeds from this offering, as well as private placements of debt and equity completed prior to the effective date of this offering, will be sufficient to meet our cash requirements for at least the next twelve months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses in the future, fail to collect significant amounts that may be owed to us, or experience unexpected cash requirements that would force us to seek additional financing. If we seek additional financing, we would likely issue additional equity or debt securities, and as a result, stockholders may experience additional dilution or the new debt or equity securities may have rights, preferences or privileges more favorable than those of existing holders of our debt or equity. In this event, if additional financing is not available or is not available on acceptable terms, we may be required to delay, reduce the scope of or eliminate our video content production plans.

Over the next twelve months, we expect to use the funds from this offering for the following purposes:

•	financing production and associated development and operating costs and expenses for our video content;

•	acquiring video content distribution companies and assets and video content libraries;

•	servicing our obligations under the 2016 Term Notes and the Credit Facility; and

•	working capital and general corporate purposes.

We have not yet determined our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in allocating a significant portion of the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

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Cash flow summary information is as follows:

	Year Ended December 31,
	2015	2014
Cash provided by (used in):
Operating activities	$2,694,301	$(478,666)
Investing activities	–	–
Financing activities	(2,690,223)	478,666
Net increase in cash and cash equivalents	$4,078	$–

Net cash provided by operating activities of $2,694,301 for the year ended December 31, 2015 was primarily due to the receipt of sponsorship payments and other advances of $3.7 million for video content to be produced. Sponsorship payments and other advances received were offset, in part, by our investment of $1,597,364 in programming costs for our video content in development and to complete episodes of Chicken Soup for the Soul’s Hidden Heroes, which began airing on CBS in October 2015. Our investment in programming costs was offset, in part, by the amortization of such costs totaling $646,295 for Chicken Soup for the Soul’s Hidden Heroes, which is included in cost of revenues in 2015.

Net cash used in operating activities of $478,666 for the year ended December 31, 2014 was due to our expenses funded by CSS to cover our net loss for the year.

There was no net cash used in or provided by investing activities for the years ended December 31, 2015 and 2014.

Net cash used in financing activities was $2,690,223 and net cash provided by financing activities was $478,666 for the years ended December 31, 2015 and 2014, respectively. For the year ended December 31, 2015, net cash used in financing activities was net cash transfers made by us to CSS as a result of being part of the central cash management system, as described above. For the year ended December 31, 2014, net cash provided by financing activities resulted from advances made by CSS to us to fund our cash requirements for the year.

Contractual Obligations and Commitments

We have significant cash obligations and commitments as follows:

•	to make payments to CSS in accordance with the CSS License Agreement until the License Note is repaid in full,

•	to make quarterly payments to CSS based on reported revenues in accordance with the CSS License Agreement and the CSS Management Agreement,

•	to make interest payments in accordance with the terms of the Credit Facility,

•	to repay the Credit Facility in full no later than June 30, 2017,

•	to make interest payments in accordance with the terms of the 2016 Term Notes,

•	to repay the 2016 Term Notes at maturity, and

•	to make the remaining scheduled payments for the production of Chicken Soup for the Soul’s Hidden Heroes – Season 2 and for Chicken Soup for the Soul’s Project Dad. The total remaining production obligation for these productions, as of September 16, 2016, is approximately $2.8 million.

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Critical Accounting Policies and Estimates

Our critical accounting policies and estimates are those related to our revenue recognition, the fair value of financial instruments, our programming costs and how we account for the impairment of long-lived assets.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, the fee is fixed and determinable, delivery has occurred, and collection of the resulting receivable is deemed probable.

We derive our revenue from the production and distribution of long-form and short-form video content. For long-form and short-form video content, revenues are recognized when the content is available for broadcast. Revenues from television or digital licensing for fixed fees are recognized when the related program is available to the licensee for telecast.

Cash payments received are recorded as deferred revenue until all the conditions of revenue recognition have been met.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measurements, a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

•	Level 1 - Valuations based on quoted prices for identical assets and liabilities in active markets.

•	Level 2 - Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

As of December 31, 2015 and 2014, the fair value of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated carrying value due to the short maturity of these instruments.

Programming Costs

Television and film programming costs includes or will include the unamortized costs of completed, in-process, or in-development television programs, online media content and film produced by our company. For television programs and films we produce, capitalized costs include all direct production and financing costs, capitalized interest when applicable, and production overhead.

Costs of producing television programs, online media content and film are amortized using the individual-film-forecast method. These costs are accrued and amortized in the proportion that current period’s revenue bears to management’s estimate of ultimate revenue expected to be recognized from each production.

For an episodic television series, the period over which ultimate revenues are estimated cannot exceed ten years following the date of delivery of the first episode, or, if still in production, five years from the date of delivery of the most recent episode, if later.

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Programming costs are stated at the lower of amortized cost or estimated fair value. The valuation of programming costs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value may be less than its unamortized cost. We perform an annual impairment analysis for unamortized programming costs. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of programming costs may be required as a consequence of changes in management’s future revenue estimates.

Included in cost of revenues in the statement of operations for the year ended December 31, 2015 and 2014, is amortization of programming costs totaling $646,295 and $0, respectively.

Share-based Payments

We measure share-based payment issued in satisfaction of a liability, based on the grant date fair value of the equity investment. The fair value of the equity instrument issued in satisfaction of a liability is accounted for as a liability and measured at the settlement date. Accordingly, the fair value is adjusted at the end of each accounting period until settled.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2017. As of the date of this offering circular, we have not completed an assessment, nor have our auditors tested our systems, of internal controls.

Once management’s report on internal controls is complete, we will retain our independent auditors to audit and render an opinion on such reports when required by Section 404. The independent auditors may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.

Off-Balance Sheet Arrangements

As of the date of this offering circular, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Effect of Inflation and Changes in Prices

We do not believe that inflation and changes in prices will have a material effect on our operations.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

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Business

Overview

We are a provider of distinctive and highly appealing video content capitalizing on the Chicken Soup for the Soul® brand. Chicken Soup for the Soul® is a widely recognized, global brand. Positive messaging, including real-life stories relating to happiness, inspiration, hope and other human interest topics, is intrinsic to the brand. The brand has garnered increasing consumer awareness and engagement as a welcoming sanctuary from the complexities of our daily lives. We believe the Chicken Soup for the Soul® brand is a key factor that differentiates our video content in an environment characterized by a proliferation of content creators and content distribution platforms.

We provide both long-form and short-form video content and make it available to consumers globally through a growing number of distribution platforms, including internet-delivered networks, such as social media, “over-the-top” (“OTT”) networks and direct-to-consumer networks, as well as traditional television and cable networks, for consumption on a wide range of devices on an appointment or on-demand basis.

We believe that CSS Entertainment is well positioned to capitalize on an emerging megatrend in the entertainment industry, which is characterized by increasing demand for video content resulting from the proliferation of new video content distribution outlets. This dramatic increase in video content distribution outlets has been driven by advances in video, internet and mobile technologies, changes in the ways individuals consume video content and fractionalizing audiences. Consequently, parties are seeking innovative solutions to reach their target audiences. In this evolving environment for the production, distribution and consumption of video content, we believe that established brands with strong awareness, a clear and consistent message and a reputation for high-quality, entertaining video content will be a key differentiating factor that enables individuals to successfully locate video content they desire and allows parties to reach their targeted audiences.

Our Evolving Industry

Consumers around the world are increasingly viewing their video content over online streaming video services. This megatrend has led to a proliferation of distribution outlets, including mobile, OTTs, such as Netflix, and international channels.

We believe significant market opportunities exist to sell video content to an increasing number of buyers, including:

•	OTTs, such as Netflix, Amazon, Vimeo and Hulu, which distribute video content directly over the Internet to consumers and generate revenues from subscription fees, transactional fees, and, in cases of free-service models, advertising fees. For example, Netflix has increased its streaming subscribers to 74.8 million at December 31, 2015 from 33.3 million at December 31, 2012.

•	Traditional linear broadcast and cable networks; and

•	Domestic and international niche cable channels, which offer consumers focused and targeted programming content and generate revenues from advertising, licensing and subscription fees.

As the overall media market has grown and the number and type of media outlets have increased, there has been a corresponding increase in demand for video content, which demand we believe currently exceeds supply. We seek to take advantage of this unmet demand.

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At the same time, however, the fragmentation of the market has made it more difficult for video content producers and media outlets through which video content is exhibited to establish a clear identity with their target audiences. As a result, marketing costs have skyrocketed as these entities spend on various initiatives to differentiate themselves. In this context, we believe that brands have become more important to attract viewers and sponsors and, accordingly, that an opportunity exists for companies that have access to sustainable brands. These companies can exploit their brands to “break through the noise” presented by the wide array of consumer viewing choices in order to provide video content that is readily identifiable to, and desired by, consumers. Companies such as Hallmark (family), Disney (family) and National Geographic (nature) have been able to use their brands to present programming targeted at specific areas of interest and attract viewers seeking such programming. We believe that the Chicken Soup for the Soul® brand will be a powerful driver in our ability to produce and distribute video content desired by media outlets and their target audiences.

The Chicken Soup for the Soul® Brand

We own the exclusive, perpetual and worldwide license to produce and distribute video content using the Chicken Soup for the Soul® brand. The Chicken Soup for the Soul® brand has been most well-known for its series of Chicken Soup for the Soul® books, which has more than 250 published titles and has sold more than 500 million copies worldwide over the last 23 years. The Chicken Soup for the Soul® brand has garnered significant awareness within its target, highly-prized female demographic, which is driving significant growth in its social media presence and consumer engagement.

We believe that significant brand awareness, the demographics to which the brand appeals, a growing social media presence, and the highly engaged fan base associated with the Chicken Soup for the Soul® brand will translate into meaningful recognition and demand for our video content offerings.

Brand Awareness and Demographics

•	By 2008, 89% of people surveyed in the United States recognized the brand according to a Harris poll;

•	More than 4 billion earned media impressions in 2015, an increase from approximately 60 million earned media impressions in 2008, representing an annualized growth rate of more than 80%;

•	More than 80% of book sales are made to the highly-prized female demographic; and

•	More than 80% of the social media followers of Chicken Soup for the Soul® on Facebook, Twitter and Instagram are women.

Growing Social Media Presence

Between July 2015 and June 2016, the Chicken Soup for the Soul® brand on social media has:

•	Reached approximately 240 million people, or an average of approximately 20 million people per month; and

•	Generated over 773 million aggregate impressions on Facebook, Twitter, Pinterest, Instagram and CSS’ pet and Hidden Heroes’ social media.

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Chicken Soup for the Soul® has also seen significant growth in the number of consumers following the brand on social media. For example:

•	The Chicken Soup for the Soul® brand had 1.8 million Facebook fans as of July 2016, which is up from 1.0 million Facebook fans in June 2014, representing fan growth of approximately 34% on an annualized basis over that time.

•	Since introduction in February 2016, our podcast has had more than 500,000 digital downloads, representing a rapid launch, and, based on the most recent monthly activity, now has an annualized rate of 1.2 million downloads. Each podcast offers listeners a daily dose of inspiration from Chicken Soup for the Soul® author and editor-in-chief Amy Newmark.

Highly Engaged Fan Base

Based on a 2014 study conducted by SimplyMeasured.com (the “2014 Study”), Chicken Soup for the Soul® fans demonstrated high levels of engagement:

•	More than 80% of Chicken Soup for the Soul® fans actively shared, commented on or voted to “like” posts on the Chicken Soup for the Soul® Facebook page; and

•	This level of fan engagement was ten (10x) times greater than that of Disney’s Facebook fan engagement rate of 8%.

Our Strategy

We have a multi-pronged strategy to capitalize on the strength of the brand and the increasing demand for high-quality video content in order to generate significant growth in our business over the next few years. We believe that our experienced management team and board of directors possess the industry, operational, financial and strategic expertise to successfully implement our strategy profitably without sacrificing growth and in a manner that creates significant value for our stockholders.

The key elements of our strategy to drive growth over the next few years include:

•	growing our existing video content production and distribution business, by covering many themes (e.g., relationships, health and wellness and positive living) consistent with the messaging of Chicken Soup for the Soul® brand in many formats (e.g., short-form, longer-form and episodic);

•	enhancing our revenue potential from our long-form video content by repurposing such video content into short-form video content for syndication through our short-form video content distribution platforms;

•	expanding our existing and developing new relationships with sponsors, television networks and independent producers to create new video content in a variety of formats under, or which are consistent with, the Chicken Soup for the Soul® brand;

•	building our library and acquiring third-party libraries of video content that are consistent with the messaging of the Chicken Soup for the Soul® brand, which we believe will offer the potential for additional revenue and profitability;

•	soliciting, aggregating and curating crowd-sourced video content that is consistent with the messaging of the Chicken Soup for the Soul® brand and creating related Chicken Soup for the Soul® channels to display such crowd-sourced video content;

•	increasing distribution for our video content, including building our own OTT networks to distribute our Chicken Soup for the Soul® branded and non-branded video content consistent with the messaging of the Chicken Soup for the Soul® brand, direct-to-consumers on a global basis utilizing a fee per view or subscription-based model or a combination of both and by selling advertising on our OTT networks;

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•	formulating and implementing an e-commerce strategy for video content-related merchandising; and

•	seeking to opportunistically acquire video content production, distribution and related technology companies and/or assets.

We are seeking access to the public capital markets to avail ourselves of the capital resources provided by such capital markets and to establish our common stock as a public currency to enable us to pursue these growth strategies.

Our Business

Business Model

We utilize the Chicken Soup for the Soul® brand, together with our management’s industry experience and expertise, to generate revenues through the production and distribution of video content. Following our innovative business model, we seek to secure committed funding for the production costs of our video content in advance of production through sponsorships, product integration and licensing fees received from corporations, foundations, video content networks (e.g., cable, broadcast and online) and other organizations. Corporate and foundation sponsors with which we work include Hilton Grand Vacations, the American Humane Association, the Boniuk Foundation and the Morgridge Family Foundation and we are currently in discussions with numerous others. We endeavor to retain meaningful back-end rights to our video content in these relationships, which provides opportunities for improved profitability and enhances our library value.

We collaborate with highly regarded independent producers to develop and produce the specific long-form or short-form video content for each project. We currently have producer agreements or arrangements in place with:

•	DB Goldline Entertainment, a production company led by acclaimed producer Derek Britt and producer and television soap opera star Ricky Paull Goldin;

•	Speedway Boogie Productions, a production company headed by celebrated producer Michael Winter; and

•	HooplaHa, a production company focused on positive message video content, which has delivered to us approximately 100 short-form video programs to date.

We anticipate entering into relationships with additional independent producers.

Utilizing our outsourced, third-party independent producer model enables us to have multiple independent producer relationships, which provide us with access to a diverse pool of creative ideas for new video content projects. We can choose the top ideas from each independent producer that are consistent with the messaging of the Chicken Soup for the Soul® brand. By outsourcing our production functions, we have a variable cost structure that allows us to match our revenues and production expenses. Since we seek to secure both the committed funding and production capabilities for our video content at the same time, our business model allows us to lock in profits on a particular project before committing to proceed with such project. Our ability to expand our access to creative talent and production capabilities by adding new independent producer relationships should allow us to scale our business profitably.

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Video Content

Our long-form video content consists of 30- or 60-minute episodic programs typically distributed initially on traditional television or cable networks. Our current long-form video content projects include:

•	Chicken Soup for the Soul’s Hidden Heroes (“Hidden Heroes”). Our first long-form video content project is a hidden camera show hosted by Brooke Burke-Charvet, which premiered on CBS in October 2015. During its first season, the show averaged approximately one million viewers per original episode and received multiple prestigious awards. Hidden Heroes has been renewed for its second season with new episodes premiering in October 2016.

•	Chicken Soup for the Soul’s Project Dad (“Project Dad”). Our second long-form video content project is a show in which the camera follows three celebrity dads as they put their careers on the sideline and get to know their children like never before resulting in a humorous look at the pitfalls and joys of being a father. The show is scheduled to premiere on TLC, Discovery Life and Discovery Family in the Fall of 2016.

Project Dad is based on an original, on-going series produced by KBS, the flagship public service broadcaster in Korea. It is a top-rated show in Korea, where more than 100 episodes have aired. The show is also popular in China, where more than 50 episodes of the Chinese version have aired. We have rights to the format in all markets around the world except Korea, China and Turkey.

Our short-form video content, including our branded short-form video content known as Sips™, is typically exhibited through online content distribution and social media platforms, such as YouTube, Facebook, Yahoo, Diply, Gateway Media, SheKnows, Rumble and Liquid Social among others, as well as on the social media of Chicken Soup for the Soul® and our sponsors. Our current short-form video content projects include:

•	Hilton Grand Vacation Sips™. A series of seven short-form videos illustrating that a life without vacations is not complete. These Sips™ are scheduled to be delivered in October 2016 and are expected to be available for viewing in January 2017.

•	Emily Griffiths Technical College Sips™. A series of ten short-form videos highlighting the success in overcoming adversity of graduates of the Emily Griffiths Technical College. All ten Sips™ were funded by the Morgridge Family Foundation and delivered in June 2016. These Sips™ can be viewed on the social media of Emily Griffiths Technical College and Chicken Soup for the Soul®, as well as Rumble.

OTT Networks

We believe our growing video content libraries will be of increasing value, offering the potential for additional revenue and profitability so long as new video content is high-quality and entertaining nature of our current programming. We plan to grow through continued content production and by acquiring Brand-Consistent libraries.

Over the last twelve months, we have developed and exhibited our existing video content on the brand’s web sites and social media outlets (e.g., Facebook) generating more than seven million video views. We currently partner with 20 third-party content distribution platforms, such as Diply, Gateway Media, SheKnows, Rumble and Liquid Social, which collectively receive more than nine billion annual impressions, to syndicate our video content, including shorter-form clips of our Hidden Heroes program and our Sips™, under a revenue share arrangement.

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We are building new OTT networks to distribute our video content around the world taking advantage of the brand’s awareness and strong social media presence. We anticipate that our future OTT networks will offer branded and Brand-Consistent video content from our video content libraries as an on-demand service utilizing a fee per view or subscription-based model, or a combination of both.

Brand Licensing for Films

We also license the right to use the brand in connection with films in exchange for an upfront licensing fee and a share of a film’s profits, if any. A licensee may produce and distribute a film theatrically and through other distribution channels using the brand. While we are not directly involved in any portion of a film’s development (production, marketing, distribution or financing), we maintain certain approval rights to ensure the film’s message is Brand-Consistent.

Management and Affiliate Resources and Relationships

Our management team, led by our executive chairman, William J. Rouhana, Jr., our vice chairman, Scott W. Seaton, our senior brand advisor and director, and Amy L. Newmark, possesses extensive expertise in the technology, media and telecommunications (“TMT”) industries. Mr. Rouhana played a pioneering role in several innovative TMT companies, including Winstar Communications, Inc. (“Winstar”). As chief executive officer, Mr. Rouhana built Winstar from a three-person start-up enterprise to a Nasdaq-listed public company that employed approximately 5,000 people, serviced more than 1 million customers and generated annual revenues of approximately $1 billion. Mr. Seaton was a senior investment banker covering companies in the TMT sectors for Credit Suisse First Boston, Bank of America and Oppenheimer & Co. and served as a director of Mediacom Communications Corporation, currently the fifth largest cable television operator in the United States. Ms. Newmark has been the publisher and editor-in-chief of the Chicken Soup for the Soul® series of books. She was previous a highly ranked equity research analyst covering the TMT sectors.

We have entered into agreements with our affiliate companies that provide us with access to important assets and resources. These agreements include:

•	A trademark and intellectual property license agreement, which we refer to as the “CSS License Agreement,” between us and CSS through which we have been granted a perpetual, exclusive, worldwide license to produce and distribute video content using the brand and related content, such as stories published in the Chicken Soup for the Soul® books. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Affiliate Resources and Obligations – CSS License Agreement” for a discussion of the terms of the CSS License Agreement.

•	A management services agreement, which we refer to as the “CSS Management Agreement,” between us and CSS through which we are provided with the broad operational expertise of CSS and its subsidiaries and personnel, including the services of our executive chairman, Mr. Rouhana, and our vice chairman Mr. Seaton. The CSS Management Agreement also provides for services, such as accounting, legal, marketing, management, data access and back-office systems, and provides us with office space and equipment usage. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Affiliate Resources and Obligations – CSS Management Agreement” for a discussion of the terms of the CSS Management Agreement.

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Intellectual Property

We are party to the CSS License Agreement with CSS through which we have been granted the perpetual, exclusive, worldwide license to produce and distribute video content using the brand and related content, such as stories published in the Chicken Soup for the Soul® books. Chicken Soup for the Soul® and related names are trademarks owned by CSS.

We intend to rely on a combination of confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and intellectual property rights.

Competition

Video content production and distribution direct to consumers are highly competitive businesses. We face competition from companies within the entertainment business and from alternative forms of leisure entertainment, such as travel, sporting events, outdoor recreation, video games, the internet and other cultural and computer-related activities. We compete with the major studios, numerous independent motion picture and television production companies, television networks, pay television systems and online media platforms for the services of performing artists, producers and other creative and technical personnel and production financing, all of which are essential to the success of our businesses. In addition, our video content competes for media outlet and audience acceptance with video content produced and distributed by other companies. As a result, the success of any of our video content is dependent not only on the quality and acceptance of a particular production, but also on the quality and acceptance of other competing video content available in the marketplace at or near the same time.

Given such competition, and our stage of development, we intend to initially emphasize a lower cost structure, risk mitigation, reliance on financial partnerships and innovative financial strategies. Our cost structures are designed to utilize our flexibility and agility as well as the entrepreneurial spirit of our employees, partners and affiliates, in order to provide creative, desirable video content.

Facilities

We are provided with office space from CSS under the terms of the CSS Management Agreement. This office space is located at 132 E. Putnam Avenue, Floor 2W, Cos Cob, Connecticut 06831.

We consider these facilities adequate for our current operations.

Employees

We have no direct employees. The services of our personnel, including our executive chairman and vice chairman, are provided to us under the CSS Management Agreement. We also utilize many consultants in the ordinary course of our business and hire additional personnel on a project-by-project basis. We believe that our employee and labor relations are good.

Periodic Reporting

Tier 1 offerings are not subject to continuing ongoing reporting obligations under the Securities Exchange Act of 1934, as amended. However, we intend to voluntarily file annual and quarterly reports with the SEC following this offering.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us, or any of our officers or in their capacity acting as such under the CSS Management Agreement, and neither we, nor our officers have been subject to any such proceeding in the 12 months preceding the date of this offering circular.

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Management

Executive Officers and Key Employees

Our current directors, executive officers and key employees are as set forth below.

Name	Age	Position

William J. Rouhana, Jr.	64	Executive Chairman of the Board
Scott W. Seaton	57	Vice Chairman and Director
Amy Newmark	59	Director
Peter Dekom	69	Director
Fred Cohen	72	Director
Christina Weiss Lurie	56	Director
Diana Wilkin	58	Director

William J. Rouhana, Jr. Mr. Rouhana has been our executive chairman since the formation of our predecessor in December 2014 and has been the Chief Executive Officer of each of CSS Holding and CSS since April 2008. Mr. Rouhana has been a leader in the media, entertainment and communications industries for more than 35 years. He was the founder and Chief Executive Officer of Winstar Communications, a wireless broadband pioneer, and Winstar New Media, one of the earliest online content companies, from 1993 until 2001. During his career, Mr. Rouhana has led the acquisition of numerous media companies including Virgin Vision, a Virgin Group worldwide film distribution venture, in the 1980s. As an entertainment and finance lawyer from 1977 to 1985, he developed new film financing models for major producers such as Blake Edwards. He received his B.A. from Colby College, where he is currently trustee emeritus; and his J.D. from Georgetown Law School. He is the co-founder of The Humpty Dumpty Institute, which created the International Film Exchange, and the Chairman of the Global Creative Forum, which connects the United Nations with major film and television executives and talent. Among other qualifications, Mr. Rouhana brings to our Board extensive executive leadership in the communications, media and entertainment industries including production and distribution of content, and broad experience in business financings and acquisitions. Mr. Rouhana is the husband of Amy Newmark, a member of our board of directors.

Scott W. Seaton. Mr. Seaton has been our vice chairman and a member of our board since our formation in May 2016. He has been the Executive Vice President and Chief Operating Officer of CSS Holdings and CSS since April 2012. He has more than 25 years of media and telecommunications investment banking experience. Prior to joining the CSS companies, he was a Managing Director at Credit Suisse First Boston where he worked from 1988 to 2002, at Bank of America from 2002 to 2009 and at Oppenheimer & Co from 2010 to March 2012. He served on the board of Mediacom Communications Corporation from 2009 to 2011 when Mediacom was taken private for $3.7 billion. He received his A.B. from Stanford University and his M.B.A. from Harvard University. Among other qualifications, Mr. Seaton brings to our Board extensive public company and media-related financing, merger and acquisition transactional experience and important operating experience relating to the Chicken Soup for the Soul® brand and related operations and media company board experience.

Amy Newmark. Ms. Newmark has been a member of our board of since our formation in May 2016. She has more than 30 years of media and telecommunications industry and investment banking experience. Ms. Newmark has been the Publisher, Editor-in-Chief and an author for CSS since April 2008, and has co-authored the publication of more than 150 books during her tenure. From 1981 to 1986, she was a Managing Director at CJ Lawrence, a brokerage firm, and was a top-ranked telecom equity analyst during her tenure. Ms. Newmark founded and managed Information Age Partners, a hedge fund from 1993 to 1996. From 1995 to 1997, she was an executive at Winstar Communications. From 1998 to 2007, she served on the Boards of a variety of different technology companies. She received her A.B. and C.F.A. from Harvard University. Among other qualifications, Ms. Newmark brings to our Board important financing experience, content publications expertise and an intimate knowledge of the Chicken Soup for the Soul® brand and related operations. Ms. Newmark is the wife of Mr. Rouhana, our Executive Chairman.

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Peter Dekom. Mr. Dekom has been a member of our board of since June 2016. He has more than 40 years of media and entertainment legal, consulting and entrepreneurial experience. In 1989, he was named one of Forbes’ top 100 lawyers in the United States. In ___, he was named one of Premiere Magazine’s 50 most powerful people in Hollywood. From 2003 to 2011 he was "of counsel" with Weissmann Wolff Bergman Coleman Grodin & Evall. From 1976 to 1995, he was a partner with Bloom, Dekom, Hergott and Cook. During his career, his clients have included George Lucas, Paul Haggis, Keenen Ivory Wayans, John Travolta, Ron Howard, Rob Reiner, Andy Davis, Robert Towne and Larry David. His corporate clients have included Sears, Pacific Telesis and Japan Victor Corporation (JVC). He is a former member of the board of each of Imagine Films Entertainment, Will Vinton Studios and Cinebase Software. He is a Member of the Academy of Television Arts and Sciences and Academy Foundation. He received his B.A. from Yale University and his J.D. from the UCLA School of Law. Among other qualifications, Mr. Dekom brings to our Board extensive legal and business experience in the media and entertainment industries.

Fred Cohen. Mr. Cohen has been a member of our board of since June 2016. He has more than 35 years of media and entertainment experience. Since 2004, he has been the Chairman of the International Academy of Television Arts & Sciences (Emmys), and, since 2000, the Chairman of its Foundation. Previously, he was the Executive Vice President of CBS Broadcast International, President of King World International Productions, and President of HBO International. Since 2006, he has served as strategic advisor to Harpo Productions on the international distribution of its television properties including The Oprah Winfrey Show and Dr. Oz. He is Chair Emeritus of PCI – Media Impact, a New York based international NGO (non-governmental organization). He received his B.A. from The University of Michigan and his M.S. from Stanford University. Among other qualifications, Mr. Cohen brings to our Board extensive executive and operational experience in the media and entertainment industries, including the international segments of such industries.

Christina Weiss Lurie. Ms. Weiss Lurie has been a member of our board of since June 2016. Her multi-faceted career spans the worlds of sports, entertainment and philanthropy. She is an owner of the Philadelphia Eagles and President of Eagles Charitable Foundation (formerly Eagles Youth Partnership). She is also an Oscar award-winning film producer. As executive producer, Ms. Weiss Lurie received an Oscar for Inside Job (2011), which tackles the consequences of systematic corruption of the U.S. by the financial services industry, and Inocente (2013), which features the struggles of a homeless, undocumented teen. She is the co-founder of two independent film companies, Vox3 Films and Tango Pictures. She is also a noted philanthropist. Under her leadership, the Philadelphia Eagles earned the coveted 2011 Beyond Sports Team of the Year award for their work in the community and for trailblazing environmental programs in professional sports. She received her B.A. from Yale University. Among other qualifications, Ms. Weiss Lurie brings to our Board extensive content production experience and broad management skills.

Diana Wilkin. Ms. Wilkin has been a member of our board of since June 2016. She has over 20 years of experience in the media industry. She has been Managing Director of Twelve 24 Media, a broadcast and media consulting firm, since February, 2014. Formerly she served as President of CBS Affiliate Relations from 2008 to December 2013, where she was responsible for network agreements with all major broadcast groups’ television stations. From 2000 to 2008, she was involved in the management of both CBS and FOX affiliates as Vice President, General Manager in numerous markets. She received her B.S. from the University of Southern California. Among other qualifications, Ms. Wilkin brings to our Board, extensive management and operational experience in the media and entertainment industries, particularly in the television broadcasting industry.

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Each director will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified.

Conflicts of Interest

Our certificate of incorporation provides that:

•	we renounce any interest or expectancy in, or being offered an opportunity to participate in, any business opportunities that are presented to us or our officers, directors or stockholders or affiliates thereof, including but not limited to, CSS Productions and its affiliates, collectively referred to in this section as the “CSS Companies,” except as may be prescribed by any written agreement with us;

•	our officers and employees will not be liable to our company or our stockholders for monetary damages for breach of any fiduciary duty by reason of any activities of us or any of the CSS Companies to the fullest extent permitted by Delaware law;

Pursuant to the CSS License Agreement, the CSS Companies have agreed not to produce and distribute video content. Accordingly, if any of our executive officers or directors becomes aware of a non-video content opportunity which is suitable for an entity to which he or she has current fiduciary or contractual obligations, he or she will be entitled to present those opportunities to the CSS Companies prior to presenting them to us.

Director Independence

Currently Peter Dekom, Fred Cohen, Christina Weiss Lurie and Diana Wilkin would each be considered an “independent director” under the listing standards of national securities exchanges such as the Nasdaq Stock Market, or “Nasdaq,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s Board of Directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees

Effective as of the date of this offering circular, CSS Entertainment will have standing audit, nominating and compensation committees.

Audit Committee

Effective as of the date of this offering circular, CSS Entertainment will establish an audit committee of the Board of Directors, which will consist of _______, ________ and ________, each of whom is an independent director under Nasdaq’s listing standards. The audit committee’s duties, which are specified in the Audit Committee Charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual financial statements;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of CSS Entertainment’s financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

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•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management CSS Entertainment’s compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by CSS Entertainment’s independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

•	establishing procedures for the receipt, retention and treatment of complaints received by CSS Entertainment regarding accounting, internal accounting controls or reports, which raise material issues regarding its financial statements or accounting policies.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq listing standards. Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement.

In addition, the audit committee will have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board of Directors has determined that ________ qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

Effective as of the date of this offering circular, CSS Entertainment will establish a nominating committee of the Board of Directors, which will consist of _______, __________ and ________, each of whom is an independent director under Nasdaq’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on CSS Entertainment’s Board of Directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•	should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

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The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members.

Compensation Committee

Effective as of the date of this offering circular, CSS Entertainment will establish a compensation committee of the Board of Directors, which will consist of _______, __________ and ________, each of whom is an independent director under Nasdaq’s listing standards. The compensation committee’s duties, which are specified in the Compensation Committee Charter, include, but are not limited to:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer’s based on such evaluation;

•	reviewing and approving the compensation of all of other executive officers (including through our management services agreements described below);

•	reviewing executive compensation policies and plans;

•	implementing and administering incentive compensation equity-based remuneration plans;

•	assisting management in complying with proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for executive officers and employees;

•	if required, producing a report on executive compensation to be included in the annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for .

Executive Compensation

We have entered into the CSS Management Agreement pursuant to which we compensate CSS for providing us with certain management services, as described below. None of our executive officers are directly employed by us.

CSS Management Agreement

We entered into the CSS Management Agreement with our parent operating company, CSS, on May 12, 2016. Under the terms of the CSS Management Services Agreement, are provided with the broad operational expertise of the CSS companies’ personnel, including our executive chairman. The CSS Management Agreement also provides for us to receive numerous other services, including accounting, legal, marketing, social media support, management, data access and back office systems, and requires CSS to provide us with office space and equipment usage. The terms of the CSS Management Agreement are described in this offering circular under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Affiliate Resources and Obligations – CSS Management Agreement.”

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Director Compensation

We intend to pay each of our independent directors $25,000 per year in two equal semi-annual installments. We also will make semi-annual grants to each independent director of that number of shares of our Class A common stock having a fair market value of $12,500 on the date of each grant.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our respective executive officers, directors and employees. The codes of ethics codify the business and ethical principles that govern all aspects of our business.

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Principal Stockholders

The following table sets forth information regarding the beneficial ownership of our shares of Class A common stock and Class B common stock as of the date of this offering circular and as adjusted to reflect the sale of shares offered by this offering circular (assuming none of the individuals listed purchase shares in this offering), by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Additionally, except as otherwise indicated, beneficial ownership reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

	Shares Beneficially Owned Prior to Offering							Shares Beneficially Owned After Offering
	Class A			Class B				Class A			Class B
Name and Address of Beneficial Owner(1)	Shares		%	Shares		%	% of Total Voting Power Prior to Offering(2)	Shares		%	Shares		%	% of Total Voting Power After Offering(2)
William J. Rouhana, Jr.	105,000		—	7,813,938	(3)			105,000		*	7,813,938	(3)
Amy Newmark(4)	—		—	0		0%	*	0		0%	0	(5)	*	*
Scott W. Seaton	—		—	0		0%	*	0		0%	0		*	*
Peter Dekom	2,083		*	0		*	*	2,083		*	0		*	*
Fred Cohen	2,083		*	0		*	*	2,083		*	0		*	*
Christina Weiss Lurie	2,083		*	0		*	*	2,083		*	0		*	*
Diana Wilkin	2,083		*	0		*	*	2,083		*	0		*	*
Chicken Soup for the Soul Productions, LLC			—	7,654,506						0%	7,654,506
Trema, LLC	105,000	(5)	11.75%	159,432				105,000	(5)		159,432
All and executive officers as a group (eight individuals)	—		—		(8)			0		0%		(8)

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is 132 E. Putnam Avenue, Floor 2W, Cos Cob, Connecticut 06807.

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(2)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see “Description of Securities – Common Stock.”

(3)	Represents (i) 159,432 shares of Class B common stock owned by an affiliate of Mr. Rouhana, (ii) all of the shares of Class B common stock owned by CSS Productions, as described below in footnote (5) and (iii) 105,000 shares of Class A common stock that may be issued upon exercise of Class W warrants owned by an affiliate of Mr. Rouhana. The ultimate parent of CSS Productions is CSS Holdings, which in turn is ultimately controlled by Mr. Rouhana.

(4)	Ms. Newmark is the spouse of Mr. Rouhana, but disclaims all beneficial ownership over the shares beneficially owned by him.

(5)	Includes 105,000 shares of Class B common stock underlying the Class W warrants owned by an affiliate of Mr. Rouhana.

William J. Rouhana, Jr., and CSS Productions are our “promoters,” as that term is defined under the Federal securities laws.

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Certain Transactions

Other than compensation arrangements, we describe below transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

•	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

CSS License Agreement

We entered into the CSS License Agreement in May 2016 pursuant to which we have been granted a perpetual, exclusive, worldwide license to produce and distribute video content using the brand and related content, such as stories published in the Chicken Soup for the Soul® books. We paid CSS a one-time license fee of $5 million comprised of an upfront cash payment of $1.5 million and the concurrent issuance of a $3.5 million principal amount License Note bearing interest at 0.5% per annum. For a further description of the CSS License Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Affiliates Resources and Obligations – CSS License Agreement.”

CSS Management Agreement

We entered into the CSS Management Agreement in May 2016 with CSS pursuant to which we are provided with the broad operational expertise of CSS and its subsidiaries and personnel, including the services of our executive chairman, Mr. Rouhana, our vice chairman, Mr. Seaton and our senior brand advisor and director, Amy Newmark. The CSS Management Agreement also provides for services, such as accounting, legal, marketing, management, data access and back-office systems, as well as office space and equipment usage. For a further description of the CSS Management Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Affiliate Resources and Obligations – CSS Management Agreement.”

Contribution Agreements

On May 12, 2016, pursuant to the terms of the Contribution Agreement among CSS, CSS Productions and CSS Entertainment, all video content assets (the “Subject Assets”) owned by CSS, CSS Productions and their subsidiaries were transferred to us in consideration for our issuance to CSS Productions of 8,600,568 shares of our Class B common stock. Since the date of the Contribution Agreement, CSS Production has transferred certain of these shares of Class B common stock to other persons in certain transactions. Concurrently with the consummation of the Contribution Agreement, certain rights to receive payments under certain agreements comprising part of the Subject Assets owned by Trema, a company principally owned and controlled by William J. Rouhana, Jr., our executive chairman, were assigned to us in consideration for our issuance to Trema of 159,432 shares or our Class B common stock. Trema has certain demand and piggyback registration rights with respect to these shares that would be effective only after consummation of an initial public offering by us.

Equity Exchange

As of July 1, 2016, we entered into an exchange agreement with a former executive of CSS Productions, in which he exchanged all membership interest in CSS Productions which had been issued or were issuable to him in the future for 430,028 shares of our Class B common stock then owned by CSS Productions, which he simultaneously elected to convert into a like number of shares of our Class A common stock.

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Credit Facility

On May 12, 2016, we entered into the Credit Facility with the Facility Lender, an affiliate of Mr. Rouhana. Under the terms of the Credit Facility, we may borrow, repay and reborrow up to an aggregate of $3 million through June 30, 2017. Our payment obligations under the Credit Facility are senior obligations and secured by a first priority security interest in all of our assets (thus having the same priority as the security interest granted by us in connection with the License Note and the 2016 Term Notes). The proceeds of the loans made under the Credit Facility shall be used by us for working capital and general corporate purposes, as well as the prepayment, in our discretion, of a portion of the principal of the License Note and interest thereon. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

In connection with the Credit Facility, we issued Class W warrants to the Facility Lender to purchase an aggregate of 105,000 shares of our Class A common stock. The Facility Lender has been given registration rights with respect to such shares and the securities issuable upon conversion of the principal amount outstanding under the Credit Facility as described herein under “Description of Securities – Registration Rights.”

Consulting Agreement

In 2014, we entered into a consulting agreement with a company that provided executive production services to us, which included all activities necessary to establish and maintain relationships regarding a proposed feature length film and a possible talk show and, to oversee the production of each. The consulting agreement was with a writer and director of feature films who is the son of our executive chairman. We terminated this consulting agreement in 2016.

Indemnification Agreements

We have entered into indemnification and reimbursement agreements with each of our executive officers and directors. Pursuant to these agreements, we will indemnify, and advance amounts to, each of our executive officers and to the fullest extent permitted by applicable law, as in effect on the date of the agreement or to such greater extent as applicable law may later permit, in connection with any proceedings brought against such individuals by reason of his or her status as a director, officer, employee, agent or fiduciary of our company, any subsidiary of our company, or any other enterprise which such person is or was serving at our request.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

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Related Party Policy

Our Code of Ethics requires each company to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors. Related party transactions are defined under SEC rules as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of our total assets in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

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Description of Securities

General

We are authorized to issue 70 million shares of Class A common stock, par value $.0001, 20 million shares of Class B common stock, par value $.0001, and 10 million shares of preferred stock, par value $.0001. As of the date of this offering circular, 813,167 shares of our Class A common stock are outstanding, 8,071,955 shares of our Class B common stock are outstanding and no shares of our preferred stock are outstanding.

Common Stock

Voting Rights

Holders of shares of Class A common stock and Class B common stock have identical rights, except that holders of shares of Class A common stock are entitled to one vote per share and holders of shares of Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our charter documents.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Dividend Rights

Shares of Class A common stock and Class B common stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the board of directors out of any assets legally available therefor.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Subject to the preferential or other rights of any holders of preferred stock then outstanding, upon our dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Class A common stock and Class B common stock will be entitled to receive ratably all assets of CSS Entertainment available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under our Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Merger or Consolidation

In the case of any distribution or payment in respect of the shares of Class A common stock or Class B common stock upon our consolidation or merger with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A common stock and Class B common stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of a share Class B common stock have ten times the voting power of any securities distributed to the holder of a share of Class A common stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under our Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

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Conversion

The outstanding shares of Class B common stock are convertible at any time as follows: (1) at the option of the holder, a share of Class B common stock may be converted at any time into one share of Class A common stock or (2) upon the election of the holders of a majority of the then outstanding shares of Class B common stock, all outstanding shares of Class B common stock may be converted into shares of Class A common stock. Once converted into Class A common stock, the Class B common stock will not be reissued.

Preferred Stock

Our certificate of incorporation currently authorizes the issuance of 10 million shares of blank check preferred stock. No shares of our preferred stock are being issued in this offering. The blank check preferred stock may be issued in the future by our board of directors, without stockholder approval, with such designation, rights and preferences as it may be determined from time to time. Accordingly, such preferred stock could adversely affect the voting power or other rights of the holders of common stock.

Class W Warrants

We currently have 273,062 Class W warrants outstanding.

Each Class W warrant entitles the registered holder to purchase one share of our Class A common stock at a price of $7.50 per share, subject to adjustment as discussed below. Each warrant is exercisable at anytime through June 30, 2021 at 5:00 p.m., New York City time.

If our Class A common stock is traded, listed or quoted on any U.S. market or electronic exchange, and the closing per-share sales price of the Class A common stock for any twenty (20) trading days during a consecutive thirty (30) trading days period (the “Measurement Period”) exceeds $15.00 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like), then we may call for cancellation of all or any portion of the Class W Warrants for which a notice of exercise has not yet been delivered to us for consideration equal to $.01 per Class W warrant, in accordance with the provisions of the Class W warrants. Notwithstanding anything to the contrary, we shall not make a call of the Class W warrants prior to January 31, 2018.

If the resale of the Class A common stock issuable upon exercise of the Class W warrants is not covered by an effective registration statement or an exemption from registration (a) at the time of a call by us of the Class W warrants as described above, (b) at any time the Class A common stock is traded, listed or quoted on a U.S. trading market or electronic exchange or (c) after January 31, 2018, the holders of the Class W warrants shall be afforded cashless exercise rights as further described in the Class W warrants. In such event, each holder would pay the exercise price by surrendering the Class W warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the Class W warrants, multiplied by the difference between the exercise price of the Class W warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the ten trading days ending on the trading day prior to the date of exercise.

The right to exercise will be forfeited unless the Class W warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

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The redemption criteria for our Class W warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Class W warrants.

The Class W warrants will be issued in registered form under a warrant agreement between __________, as warrant agent, and us. The warrant agreement provides that the terms of the Class W warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Class W warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Class A common stock issuable on exercise of the Class W warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Class W warrants will not be adjusted for issuances of shares of Class A common stock at a price below their respective exercise prices.

The Class W warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Class W warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their Class W warrants and receive shares of Class A common stock. After the issuance of shares of common stock upon exercise of the Class W warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Class W warrants. If, upon exercise of the Class W warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Class A common stock to be issued to the warrant holder.

2016 Term Notes

We currently have outstanding $1,565,000 principal amount of our 2016 Term Notes. The maturity date of the 2016 Term Notes is the earlier of (a) June 30, 2017 and (b) three business days following the closing date of our initial public offering.

The 2016 Term Notes bear interest at the rate of 5% per annum. Interest is payable in cash monthly in arrears on the basis of a 365-day year and actual days elapsed.

The 2016 Term Notes rank pari passu with our existing senior secured debt, including the CSS License Note and the Credit Facility, and senior to any of our other existing or future indebtedness. The 2016 Term Notes are secured by a first priority security interest and lien in all of our tangible and intangible assets, subject to an intercreditor agreement with respect to the CSS Note and Credit Facility.

The 2016 Term Notes will be mandatorily repaid at 100% of par value with the net proceeds from any equity financing we consummated that results in gross proceeds to us of $7 million or greater in any single financing, other than cash proceeds from the exercise of Class W warrants.

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We may repay the 2016 Term Notes at any time prior to their maturity date, at our election and without notice to the holders thereof, by paying the holder 101% of the then outstanding aggregate principal of the 2016 Term Notes, together with all interest accrued and unpaid thereon through the date of such payment.

Dividends

We have not paid any cash dividends on our shares of Class A common stock to date. The payment of cash dividends on our shares of Class A common stock in the future will be entirely within the discretion of our board of directors and will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition as well as the limitations on dividends and distributions that exist under the laws and regulations of the State of Delaware. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent

The transfer agent for our securities and the warrant agent for our Class W warrants is __________, _________________.

Quotation of our Securities

There is presently no public market for our securities. We intend to have our Class A common stock and Class W warrants quoted on the OTCQB under the symbol _____ and ___, respectively, on the closing of this offering. We cannot guarantee that our securities will be quoted on the OTCQB following the closing of this offering.

Certain Anti-Takeover Provisions of CSS Entertainment’s Certificate of Incorporation and By-Laws

Special meeting of stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, or by our executive chairman or by our secretary at the request in writing of stockholders owning a majority of our issued and outstanding capital stock entitled to vote.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the scheduled date of the annual meeting of stockholders. In the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting of stockholders is given, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Dual Voting Structure

Our certificate of incorporation provides for two classes of common stock. Holders of shares of Class A common stock and Class B common stock have identical rights, except that holders of shares of Class A common stock are entitled to one vote per share and holders of shares of Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Accordingly, the holders of shares of Class B common stock will exert significant control over our actions.

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Removal and Appointment of

Our entire board of directors or any individual director may be removed from office with or without cause by a majority vote of the holders of the outstanding voting power of the shares then entitled to vote at an election of directors. In such case, new directors may be elected by the stockholders then holding a majority of our voting power. Immediately following this offering, our Executive Chairman shall control the substantial majority of our voting power and therefore will be able to unilaterally exercise the foregoing rights.

Class B Approval Required for Charter Amendments

Any amendment to our certificate of incorporation requires the approval of the majority of the outstanding Class B common stock. This approval requirement is separate and in addition to any general stockholder approval that would be required under our certificate of incorporation and law.

Exclusive Forum Selection

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our and officers.

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SELLING STOCKHOLDERS

This is an offering of up to 1,358,000 shares of our Class A common stock, including 258,000 outstanding shares that may be sold by certain of our existing stockholders. The shares sold in the offering shall be allocated pro ratably among the Primary Shares and Secondary Shares.

We will pay all of the expenses of the offering (other than the selling agents’ commissions and non-accountable expense allowance payable with respect to the Secondary Shares sold in the offering), but will not receive any of the proceeds from the sale of Secondary Shares in the offering.

Selling Stockholder Name	Number of Shares Owned	Number of Share to Be Sold in Offering

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Shares Eligible for Future Sale

Immediately after this offering, we will have ___________ shares of Class A common stock outstanding, or __________ shares if we sell all of the Additional Shares. These shares will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased in this offering by one of our affiliates within the meaning of Rule 144 under the Securities Act. We will also have __________ shares of Class B common stock, all of which are restricted securities under Rule 144 in that they were issued in private transactions not involving a public offering. Such restricted securities would be available for sale in the public market pursuant to Rule 144, subject to contractual lockup agreements described below, as follows:

Number of Shares	Date

Rule 144

A person who has beneficially owned restricted shares of common stock, preferred stock or Class W warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the subject company at the time of, or at any time during the three months preceding, a sale and (ii) the subject company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are an affiliate of the subject company at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal _________ shares of our common stock immediately after this offering (or __________ shares of our common stock immediately after this offering if we sell all of the Additional Shares); and

•	if our common stock is listed on a national securities exchange, the average weekly trading volume of the shares of Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the subject company.

Lock-Up Agreements

Each holder of shares of our Class B common stock has agreed that he or it will not sell, transfer or otherwise dispose of any such shares (or any shares of Class A common stock issuable upon conversion of the Class B common stock) until one year from the date of this offering circular.

The Subject Securities (as defined below in “Registration Rights”) shall not be transferrable except for Permitted Transfers. “Permitted Transfers” mean transfers of the Subject Securities (a) to affiliates of the holder of the Subject Securities, (b) by such holder for bona fide estate planning purposes or (c) made by such holder in private or market sales following the end of the Lock-Up Period (as defined below); provided that such Permitted Transfers are covered by an effective registration statement or an exemption from registration. The “Lock-Up Period” means the period from the date of consummation of the offering of the units through and including the 90th day after the date the Class A Shares are first traded, listed or quoted on a U.S. trading market or electronic exchange; provided, that the applicable underwriter or placement agent may shorten or waive any lock-up at its sole discretion. Notwithstanding anything to the contrary, sales of any Subject Securities included for resale in a Regulation A offering as described above under “Registration and Related Rights” shall not be subject to lock-up.

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Registration Rights

We have entered into an agreement with an affiliate of Mr. Rouhana and another stockholder of our company, pursuant to which these stockholders shall have the right to demand, on one occasion commencing one year from the date of our initial public offering, that we register under the Securities Act the resale of the shares of Class A common stock issuable to them upon exchange of their Class B common stock (“Registrable Shares”) if and only if the Registrable Shares cannot be freely sold by such holders without volume restrictions under Rule 144. In addition, these stockholders have certain “piggyback” registration rights with respect to certain registration statements filed by us after this offering. We will bear the expenses incurred in connection with the filing of any such registration statement.

We granted certain registration and related rights in connection with our Equity Private Placement and Debt Offering consummated in July 2016. These rights included our obligation to include the resale of the Subject Securities (as defined below) on the form of registration used in connection with this offering, pro ratably among the holders of the Subject Securities, up to the maximum amount permitted by Regulation A, and subject to underwriter approval, unless a resale exemption otherwise exists for the Subject Securities.

Further, if we complete an initial public offering of our Class A common stock that results in the Class A common stock being traded on a national stock exchange in the United States (a “Qualified IPO”), the shares of Class A common stock, Class W warrants and Class A common stock underlying the Class W Warrants sold in the Equity Offering and Debt Offering (collectively, the “Subject Securities”) shall be entitled to unlimited piggy-back registration rights, subject to underwriter approval, unless a resale exemption otherwise exists for the Subject Securities.

If we have not completed a Qualified IPO by June 30, 2017, or a public trading market has not otherwise then developed for the Subject Securities, we shall take commercially reasonable steps to enable public trading for such securities by filing such forms or documents reasonably necessary to facilitate such public trading.

Repurchases

We may seek to repurchase shares of our outstanding Class A common stock and Class B common stock from time to time in market or private transactions.

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plan of distribution

We are offering the Primary Shares, Secondary Shares and Additional Shares through [____________] and [____________], which have agreed to act as the co-bookrunning selling agents for this offering.

The co-bookrunning selling agents are not purchasing any of the shares offered by us and are not required to sell any specific number or dollar amount of securities, but will instead arrange for the sale of securities to investors on a “best efforts” basis, meaning that they need only use their best efforts to sell the securities. The co-bookrunning selling agents may sell some of our securities through selected dealers.

The offering price of the shares of Class A common stock offered hereby was determined by the co-bookrunning selling agents and us. This determination was done without reference to our book value or asset values or by the application of any customary, established models for valuing companies or securities. Accordingly, the offering price may not be indicative of any amounts you might receive should you seek to sell your shares or should there be a liquidation of our company. In addition, such prices are not necessarily indicative of any prices at which our securities may trade, or any value that might be ascribed to our company after the completion of the offering.

This is an offering of up to __________ shares of our Class A common stock comprised of (a) _____________ Primary Shares to be sold by us and (b) _____________ Secondary Shares that may be sold by certain of our existing stockholders, with such shares allocated pro ratably among the Primary Shares and Secondary Shares. We will have the option to sell up to ________ Additional Shares, if all of the Primary Shares have been sold in the offering. There is no minimum number of Primary Shares that we must sell in order to conduct a closing in this offering.

We will pay all of the expenses of the offering (other than the selling agents’ commissions and non-accountable expense allowance payable with respect to the Secondary Shares sold in the offering), but will not receive any of the proceeds from the sale of Secondary Shares in the offering. Our officers, directors and existing stockholders shall be entitled to purchase shares in the offering.

There is presently no public market for our common stock. We intend to have our Class A common stock and Class W warrants quoted on the OTCQB under the symbols ___ and ____, respectively, on the closing of this offering.

Investors who participate in this offering will be required to deposit their funds in an escrow account managed by __________ and any funds that __________ receives shall be held in escrow until the closing of the offering or such other time as mutually agreed between us and the co-bookrunning selling agents, and then used to complete share purchases, or returned if this offering fails to close. Pursuant to Rule 15c2-4, unless there is a closing of the offering, we will not have any access to the funds held in the escrow account. The offering will close by _____________, 2016, which is ____ days after the date of this offering circular, unless all the shares are sold before that date, or we decide to extend the offering for up to _____ additional days, or we otherwise decide to close the offering early or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction.

We will pay the co-bookrunning selling agents an aggregate fee equal to ______% of the gross proceeds of the sale of shares in the offering. If the co-bookrunning selling agents sell any of our shares through selected dealers, they may remit a portion of their selling agents’ fee to such dealers.

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We will pay the co-bookrunning selling agents an aggregate non-accountable expense allowance equal to ____ % of the gross proceeds of the sale of shares in the offering. In addition, we shall be responsible for and pay all expenses relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the shares to be sold in the offering with the SEC and the filing of the offering materials with FINRA; as applicable, (b) all fees and expenses relating to the qualification of the shares under state “blue sky” laws, (c) all fees, expenses and disbursements relating to the registration or qualification of such shares; as required under the “blue sky” laws and the fees of counsel selected by us; the costs of all mailing and printing of the offering documents, (d) the costs of preparing, printing and delivering certificates representing such securities, (e) fees and expenses of the transfer agent for such shares, (f) our road show expenses and (g) the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives.

The agency agreement between us and the co-bookrunning selling agents provides that the respective obligations of the parties are subject to certain customary conditions precedent, including the absence of any material adverse changes in our business and the receipt by the co-bookrunning selling agents of certain customary legal opinions, letters and certificates prior to the completion of the offering.

The co-bookrunning selling agents are underwriters of this offering within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by them and any profit realized on the sale of the shares by them while so acting may be deemed to be underwriting compensation. The co-bookrunning selling agents will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares by the co-bookrunning selling agents. Under these rules and regulations, the co-bookrunning selling agents may not, among other things, (i) engage in any stabilization activity in connection with our securities or (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act.

The co-bookrunning selling agents do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the prescribed lock-up period.

We have agreed to indemnify the co-bookrunning selling agents against certain liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments the co-bookrunning selling agents may be required to make in respect of such liabilities.

The transfer agent for our shares is __________.

State Blue Sky Information

We intend to offer and sell our shares of Class A common stock to retail customers in the United States only in [•], [•] and [•], where we have applied to have the shares registered for sale. We will not sell any shares of Class A commons stock to retail customers in these states until our offering is effective in each such state. Notwithstanding the foregoing, we may choose to register, or otherwise qualify, the shares for sale in additional states.

If you are in the United States but not an “institutional investor”, you may purchase our securities in this offering only in the states in which we have registered or otherwise qualified them for sale. Institutional investors in every state may purchase the shares in this offering pursuant to exemptions provided to such entities under the blue sky laws of such states. The definition of an “institutional investor” varies from state to state but generally includes financial institutions, broker-dealers, banks, insurance companies and other qualified entities.

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The National Securities Markets Improvement Act of 1996 (“NSMIA”), which is a federal statute, prevents or preempts the states from regulating transactions in certain securities, which are referred to as “covered securities”. NSMIA nevertheless allows the states to investigate if there is a suspicion of fraud or deceit, or unlawful conduct by a broker or dealer, in connection with the sale of securities. If there is a finding of fraudulent activity, the states can regulate or bar the sale of covered securities in a particular case.

State securities laws require that a company’s securities be registered for sale or that the securities themselves or the transaction under which they are issued, be exempt from registration. When a state law provides an exemption from registration, it is excusing an issuer from the general requirement to register securities before they may be sold in that state. States may, by rule or regulation, place conditions on the use of exemptions, so that certain companies may not be allowed to rely on such exemptions for the sale of their securities. If an exemption is not available and the securities the company wishes to sell are not covered securities under NSMIA, then the company must register its securities for sale in the state in question.

We will file periodic and current reports under the Exchange Act. Therefore, under NSMIA, the states and territories of the United States are preempted from regulating the resale by stockholders of our shares. However, NSMIA does allow states and territories to require notice filings and collect fees with regard to resale transactions, and a state may suspend the offer and resale of securities within such state if any such required filing is not made or fee is not paid. As of the date of this offering circular, the following states and territories do not require any resale notice filings or fee payments and stockholders may resell the shares: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, South Dakota, Utah, Virginia, Virgin Islands, Washington, West Virginia, Wisconsin and Wyoming.

As of the date of this offering circular, in the following states and territories, stockholders may resell the shares if the proper notice filings have been made and fees paid: the District of Columbia, Maryland, Montana, New Hampshire, North Dakota, Oregon, Puerto Rico, Tennessee, Texas and Vermont. As of the date of this offering circular, we have not determined in which of these states and territories, if any, we will submit the required filings or pay the required fees. Additionally, if any of the states that have not yet adopted a statute, rule or regulation requiring a filing or fee or if any state amends its existing statutes, rules or regulations with respect to its requirements, we would need to comply with those new requirements in order for the securities to continue to be eligible for resale by stockholders in those jurisdictions.

In addition, aside from the exemption from registration provided by NSMIA, we believe that the shares may be eligible for resale in various states without any notice filings or fee payments, based upon the availability of applicable exemptions from such states’ registration requirements, in certain instances subject to waiting periods, notice filings or fee payments.

The various states can impose fines on us or take other regulatory actions against us if we fail to comply with their state securities laws. We cannot assure you that we will be able to comply with all state securities laws or avoid fines or other state regulatory actions if we do not achieve such compliance.

63

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the co-bookrunning selling agents that would permit a public offering of the securities offered by this offering circular in any jurisdiction where action for that purpose is required. The securities offered by this offering circular may not be offered or sold, directly or indirectly, nor may this offering circular or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this offering circular comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this offering circular. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this offering circular in any jurisdiction in which such an offer or a solicitation is unlawful.

[Foreign legends as applicable]

64

Legal Matters

The validity of the securities offered in this offering circular are being passed upon for us by Graubard Miller, New York, New York. [___________], [__________], is acting as counsel for the co-bookrunning selling agents in this offering. Graubard Miller and certain of its partners and family members own equity interest in CSS Holdings, our ultimate parent company.

Where You Can Find Additional Information

We have filed with the SEC a Regulation A Offering Statement on Form 1-A, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of securities. Although this offering circular, which forms a part of the Form 1-A, contains all material information included in the Form 1-A, parts of the Form 1-A have been omitted as permitted by rules and regulations of the SEC. We refer you to the Form 1-A and its exhibits for further information about us, our securities and this offering. The Form 1-A and its exhibits, as well as each of CSS Entertainment’s other reports filed with the SEC, can be inspected and copied at the SEC's public reference room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form 1-A and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

65

FINANCIAL INFORMATION SECTION

Chicken Soup for the Soul Productions, LLC

INDEX TO UNAUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

F-1

Chicken Soup for the Soul Productions, LLC

Balance Sheets

As of December 31, 2015 and 2014

(Unaudited)

	Pro Forma
	2015 (1)	2015	2014

ASSETS

Cash and cash equivalents		$4,078	$-
Accounts receivable, net		200,000	-
Prepaid offering costs and other expenses		101,198	-
Due from affiliated companies		2,111,556	-
Programming costs, net		951,069	-

Total assets		$3,367,901	$-

LIABILITIES AND MEMBERS'/STOCKHOLDERS' DEFICIT

Accounts payable and accrued expenses	$23,030	$23,030	$-
Deferred revenue	3,700,000	3,700,000	-
Equity grant in satisfaction of a liability	792,000	792,000	-
Due to affiliated companies	-	-	478,666

Total liabilities	4,515,030	4,515,030	478,666

Commitments and contingencies

Members' deficit	-	(1,147,129)	(478,666)

Stockholders' deficit:

Preferred stock, $.0001 par value, 10,000,000 shares authorized; none issued or outstanding	-	-	-
Class A Common stock, $.0001 par value, 70,000,000 shares authorized; 0 shares issued and outstanding	-	-	-
Class B Common stock, $.0001 par value, 20,000,000 shares authorized; 8,760,000 shares issued and outstanding	876	-	-
Additional paid-in capital	-	-	-
Retained deficit	(1,148,005)	-	-

Total stockholders' deficit	(1,147,129)	-	-

Total liabilities and members'/stockholders' deficit	$3,367,901	$3,367,901	$-

(1) Pro forma 2015 gives effect to the Contribution Agreement and the Trema Contribution Agreement described in Notes 1 and 9, as if they occurred on December 31, 2015.

The accompanying notes are an integral part of the unaudited financial statements.

F-2

Chicken Soup for the Soul Productions, LLC

Statements of Operations

For the Years Ended December 31, 2015 and 2014

(Unaudited)

	2015	2014 (2)

Revenues	$1,506,818	$-

Cost of revenues	653,795	-

Gross profit	853,023	-

Operating expenses:

Selling, general and administrative (including $792,000 and $0 of non-cash share-based payment expense in 2015 and 2014, respectively)	1,242,749	403,666
Management and license fees due to affiliate	278,750	75,000

Total operating expenses	1,521,499	478,666

Operating loss	(668,476)	(478,666)

Interest income	13	-

Net loss	$(668,463)	$(478,666)

Pro forma loss per common share (1):

Basic and diluted loss per common share	$(0.08)	$(0.05)

(1) Pro forma basic and diluted net loss per common share assumes that Class B common stock of CSS Entertainment issued pursuant to both the Contribution Agreement and the Trema Contribution Agreement is issued and outstanding as of January 1, 2014 (Notes 1 and 9). The weighted average shares outstanding used in the computation is 8,760,000 for both 2015 and 2014. Excluded from the calculation of weighted average shares outstanding are the following securities issued in 2016 by CSS Entertainment, which would be antidilutive; Class A common stock issued pursuant to the initial public offering contemplated herein, Class W warrants issued in conjunction with the 2016 Term Notes, Class A common stock and Class W warrants issued in the Equity Private Placement and Class W warrants issued pursuant to the Credit Facility (Note 9).

(2) Represents pre-formation operations (Note 3 - "Basis of Presentation").

The accompanying notes are an integral part of the unaudited financial statements.

F-3

Chicken Soup for the Soul Productions, LLC

Statements of Members' Deficit

For the Years Ended December 31, 2015 and 2014

(Unaudited)

			Total
	Class A	Class B	Members'
	Members	Members	Deficit

Balance, January 1, 2014	$-	$-	$-

Issuance of Class A member interests upon formation	-	-	-

Net loss (pre-formation operations)	(478,666)	-	(478,666)

Balance, December 31, 2014	(478,666)	-	(478,666)

Issuance of Class B member interests to co-founder	-	-	-

Net loss	(607,632)	(60,831)	(668,463)

Balance, December 31, 2015	$(1,086,298)	$(60,831)	$(1,147,129)

The accompanying notes are an integral part of the unaudited financial statements.

F-4

Chicken Soup for the Soul Productions, LLC

Statements of Cash Flows

For the Years Ended December 31, 2015 and 2014

(Unaudited)

	2015	2014

Cash flows from operating activities:

Net loss	$(668,463)	$(478,666)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Amortization of programming costs	646,295	-
Non-cash share-based payment expense	792,000
Changes in operating assets and liabilities:
Accounts receivable, net	(200,000)	-
Prepaid expenses	(1,198)	-
Programming costs	(1,597,364)	-
Accounts payable and accrued expenses	23,031	-
Deferred revenue	3,700,000	-
Net cash provided by (used in) operating activities	2,694,301	(478,666)
Cash flows from investing activities:
Net cash from investing activities	-	-
Cash flows from financing activities:
Increase in due (from) to affiliated companies	(2,590,223)	478,666
Prepaid offering costs	(100,000)	-
Net cash (used in) provided by financing activities	(2,690,223)	478,666
Increase in cash and cash equivalents	4,078	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$4,078	$-

The accompanying notes are an integral part of the unaudited financial statements.

F-5

Chicken Soup for the Soul Productions, LLC

Notes to Unaudited Financial Statements

December 31, 2015 and 2014

Note 1 - Nature of Business and Organization

Chicken Soup for the Soul Productions, LLC (the “Company”) was formed in December 2014 by Chicken Soup for the Soul, LLC (“CSS”), a media and consumer products company. The Company began operations in January 2015, to take advantage of CSS’ Chicken Soup for the Soul® brand (the “Brand”).

The Company is a producer and distributor of video content consistent with the Brand. The video content includes sponsored family friendly television and cable programming, short-form online video content, and the licensing of Brand-related motion pictures (collectively, “Video Content”). CSS has direct ownership and control over the Brand and has granted the Company a perpetual, exclusive, worldwide license to produce and distribute Video Content using the Brand (Note 9, Subsequent Events).

On May 4, 2016, Chicken Soup for the Soul Entertainment, Inc. (“CSS Entertainment”) was incorporated in Delaware. Also in May 2016, and pursuant to the terms of a Contribution Agreement among CSS Entertainment, CSS and the Company (the “Contribution Agreement”), all Video Content assets owned by CSS and any of its affiliates, including all rights and obligations related thereto, were transferred to CSS Entertainment in consideration for the issuance of 8,600,568 shares of CSS Entertainment’s Class B common stock to the Company. Thereafter, CSS Entertainment will continue the business operations of the Company.

As of December 31, 2015, the Company operates in one business segment, the production and distribution of Video Content. The Company currently operates solely in the United States. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

Note 2 – Liquidity, Management’s Plans and Business Risks

As successor to the operations of the Company, in order to accomplish its business objectives, CSS Entertainment is in the process of raising capital through debt and equity offerings as described in Note 9. The completion of the debt and equity offerings, cash generated from operations, and together with the availability of capital under the Secured Revolving Line of Credit (“Credit Facility”), will enable CSS Entertainment to meet its working capital needs for at least the next twelve months. The Company's ability to fund its longer term cash requirements is subject to multiple risks, many of which are beyond its control. Should additional funding be required, the Company may need to raise additional capital through the sale of equity or debt securities. Additional financing may not be available at all, or in amounts or on terms acceptable to the Company. Any failure to obtain additional financing may have a material adverse effect upon the Company and could result in a substantial reduction in the planned scope of the Company’s operations.

F-6

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, member’s deficit and cash flows for the years then ended, are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

As described in Note 1, Nature of Business and Organization, the Company began operations during January 2015. CSS first contemplated commercially selling its Video Content during 2014, prior to the formation of the Company in December 2014. As such, the 2014 unaudited financial statements present the financial position and results of the pre-formation operations. The unaudited financial statements for 2014 were derived from the financial statements of the Company’s ultimate parent company, Chicken Soup for the Soul Holdings, LLC, based on allocations of costs incurred attributable to the development of the Video Content business prior to the formation of the Company.

The financial condition and results of operations of the Company as reflected in the accompanying unaudited financial statements are not necessarily indicative of the results to be obtained during 2016 or for any future annual or interim period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include those related to revenue recognition, accounts receivable allowances, equity awards and programming costs. Actual results could differ from those estimates.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measurements, a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

F-7

As of December 31, 2015 and 2014, the fair value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their carrying value due to the short-term maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds. Such investments are stated at cost, which approximates fair value.

As of December 31, 2015, CSS and its affiliates, including the Company, utilized a central cash management system (“CCMS”) to manage all cash positions. Cash receipts are transferred through intercompany charge to CSS. As cash disbursements are required in order to pay suppliers and vendors by affiliated companies, including the Company, cash is transferred back through intercompany credit. As a result, the Company’s cash balance as of December 31, 2015 is not reflective of cash generated from the Company’s operations.

Upon closing of the Credit Facility (Note 9), the cash generated from the operations of CSS Entertainment is used only for the investments and obligations of CSS Entertainment, and is no longer subject to transfer within the CCMS.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. Accounts are considered past due or delinquent based on contractual terms and how recently payments have been received. At December 31, 2015 and 2014, an allowance for uncollectible accounts was not considered necessary.

Programming Costs

Television and film programming costs includes the unamortized costs of completed, in-process, or in-development television programs, short-form online media content and films produced by the Company. For television programs and films produced by the Company, capitalized costs include all direct production and financing costs, capitalized interest, when applicable, and production overhead.

Costs of producing television programs, short-form online media content and films are amortized using the individual-film-forecast method. These costs are accrued and amortized in the proportion that current period’s revenue bears to management’s estimate of ultimate revenue expected to be recognized from the production.

For an episodic television series, the period over which ultimate revenues are estimated does not exceed ten years following the date of delivery of the first episode, or, if still in production, five years from the date of delivery of the most recent episode, if later.

F-8

Programming costs are stated at the lower of amortized cost or estimated fair value. The valuation of programming costs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value may be less than its unamortized cost. The Company performs an annual impairment analysis for unamortized programming costs. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of programming costs may be required as a consequence of changes in management’s future revenue estimates.

Included in cost of revenues in the statement of operations for the year ended December 31, 2015 and 2014, is amortization of programming costs totaling $646,295 and $0, respectively.

Income Taxes

The Company elected to be treated as a partnership for federal and state income tax purposes and, accordingly, no provision is made for income taxes. The members’ allocable shares of taxable income or loss are reported on their respective income tax returns. The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company has not been audited by the taxing authorities since its formation. If taxable income is adjusted as a result of an audit, then subject to the discretion of the managing partner, the Company may be required to make distributions to satisfy the members’ tax obligations. At December 31, 2015 and 2014, the Company did not have any unrecognized tax benefits or liabilities.

Interest or penalties will be accrued when it becomes probable that they will be assessed, and will be included in selling, general and administrative expense in the statements of operations.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the fee is fixed and determinable, delivery has occurred, and collection of the resulting receivable is deemed probable.

The Company derives its revenue from the production and distribution of television programs, short-form online media content and films. For an episodic television program and short-form digital media content, revenues are recognized when the content is available for broadcast. Revenues from television or digital licensing for fixed fees are recognized when the related program is available to the licensee for telecast.

Cash payments received in advance are recorded as deferred revenue until all the conditions of revenue recognition have been met.

The Company received a $75,000 non-refundable deposit pursuant to an extension option agreement for a feature film, which is included in revenues in the statement of operations for the year ended December 31, 2015.

F-9

Share-based Payments

The Company measures a share-based payment issued in satisfaction of a liability, based on the grant date fair value of the equity instrument. The fair value of the equity instrument issued in satisfaction of a liability is accounted for as a liability and is measured at the settlement date. Accordingly, the fair value is adjusted at the end of each accounting period until settled (Note 6, Members’ Deficit and Membership Interests).

Pro Forma Loss Per Share

Pro forma basic and diluted net loss per common share assumes that Class B common stock of CSS Entertainment issued pursuant to both the Contribution Agreement and the Trema Contribution Agreement is issued and outstanding as of January 1, 2014 (Notes 1 and 9). The weighted average shares outstanding used in the computation is 8,760,000 for both 2015 and 2014. Excluded from the calculation of weighted average shares outstanding are the following securities issued in 2016 by CSS Entertainment, which would be antidilutive; Class A common stock issued pursuant to the initial public offering contemplated herein, Class W warrants issued in conjunction with the 2016 Term Notes, Class A common stock and Class W warrants issued in the Equity Private Placement and Class W warrants issued pursuant to the Credit Facility (Note 9).

Concentration of Credit Risk

The Company maintains cash balances at its bank. Accounts for each entity are insured by the Federal Deposit Insurance Corporation subject to certain limitations. At various times during the fiscal year, the Company’s cash in bank balances exceeded the federally insured limits.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. Concentrations of credit risk with respect to trade receivables are significant due to the small number of customers comprising the Company’s customer base. For the year ended December 31, 2015, 95% of the Company’s revenues were from one customer. As of December 31, 2015, 100% of accounts receivable was from a different customer.

JOBS Act Accounting Election

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

Recently Issued Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board (the “FASB”) issued new guidance on accounting for employee share-based payment awards to simplify the accounting related to several aspects of accounting for share-based payment transactions, including income tax consequences of share-based payment transactions, classification of awards as equity or liabilities, forfeitures, and classification on the statement of cash flows. The new standard is effective for the annual period beginning after December 15, 2016, including interim reporting periods within that period, which for the Company will be the annual period ending December 31, 2017. Early adoption, including adoption in an interim period, is permitted. The standard requires the use of several transition methods including a modified retrospective transition method, retrospective method and prospective method. The Company is evaluating the effect that this new guidance will have on its financial statements and related disclosures.

F-10

In February 2016, the FASB issued new guidance on leases to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This new guidance will replace existing guidance on leases in GAAP. The new standard is effective for the annual period beginning after December 15, 2018, including interim reporting periods within that period, which for the Company will be the annual period ending December 31, 2019. Early application is permitted. The standard requires the use of a modified retrospective transition method; however, certain optional practical expedients may be applied. The Company is evaluating the effect that this new guidance will have on its financial statements and related disclosures.

In August 2014, the FASB issued new guidance which requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the financial statements are available to be issued when applicable), and to provide related footnote disclosures in certain circumstances. The new standard is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter, which for the Company will be the annual period ending December 31, 2016. Early application is permitted. The Company has not yet adopted this guidance nor has it determined the effect of the standard on its financial statements and related disclosures.

In May 2014, the FASB issued new guidance which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer control over promised goods or services to customers. This new guidance will replace most existing revenue recognition guidance in GAAP. The new standard is effective for the annual period ending after December 15, 2017, including interim reporting periods within that period, which for the Company will be the annual period ending December 31, 2018. Early application as of January 1, 2017 is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that this new guidance will have on its financial statements and related disclosures. The Company has not yet selected a transition method.

Note 4 – Episodic Television Programs

In September 2014, CSS and The Boniuk Foundation (the “Foundation”) entered into an agreement under which the Foundation agreed to sponsor a Saturday morning family television show. The Foundation is a not-for-profit charity that promotes tolerance, compassion and respect. In October 2015, Chicken Soup for the Soul’s Hidden Heroes (“CSS’s Hidden Heroes”), a half-hour hidden-camera family friendly show, premiered on the CBS Television Network (“CBS”). The program is slated for 26 episodes (22 originals and four “best ofs”) airing weekly for an initial season of 52 consecutive weekly time slots, including repeats. The Company recognizes revenues under this agreement as the episodes became available for delivery. For the year ended December 31, 2015, nine original episodes have either aired on CBS or the content was available for broadcast. The Foundation has agreed to fund this program for a second, 26-episode/52-week season, and possible commitments for up to three additional seasons thereafter. The sponsorship payments were received by CSS and made available to the Company, as needed, through the CCMS. The Company recognized $1,431,818 of revenue related to CSS’s Hidden Heroes during the year ended December 31, 2015.

F-11

In December 2014, the Company entered into a co-production and distribution agreement with Litton Entertainment (“Litton”) whereby Litton is to provide all co-production services for CSS’s Hidden Heroes for a turn-key fee (the “Co-Production Fee”) payable by the Company. The Co-Production fee is payable to Litton, based on the completion and delivery of the episodes for the first season. In addition, Litton has agreed that it will make available within its Saturday morning programming block on CBS, time slots approved by the Company to air CSS’s Hidden Heroes. Litton has exercised its option to produce a second season and has an option, if the Company agrees, to extend CSS’s Hidden Heroes, including spin-off’s, for additional seasons.

During 2015, the Company received corporate sponsorship funding from Boniuk Interests, Ltd. to develop a second episodic television series, tentatively entitled Project Dad, a Chicken Soup for the Soul Original (“CSS’s Project Dad”), which will present three busy celebrity dads as they put their careers on the “sidelines” and get to know their children like never before. Boniuk Interests, Ltd is a for-profit real estate company. The Company will have a scheduled run of weekly episodes for a year on Discovery Communications, LLC’s network, which consists of TLC, Discovery Family and Discovery Life. CSS’s Project Dad is based on an original, on-going series produced by the Korean Broadcast Network (the “Show”). The Show is top-rated in Korea, where more than 100 episodes have aired. The Show is also a popular in China, where more than 50 episodes of the Chinese version have aired. The Company has rights to the Show’s format in all markets around the world except Korea, China and Turkey.

Sponsorship payments received for CSS’s Project Dad are included in deferred revenue on the accompanying balance sheet as of December 31, 2015.

F-12

Note 5 – Programming Costs

Programming costs, net of amortization, consists of the following:

	December 31,
	2015	2014

Released, net of amortization of $646,295	$688,576	$-

In production	104,614	-

In development	157,879	-

	$951,069	$-

The Company expects that approximately 37% or $353,000 of the above programming costs, net of accumulated amortization, will be amortized during the year ending December 31, 2016. The Company expects that 80% of the unamortized balance for released programming, or $550,861, will be amortized during the three years ending December 31, 2018. See Note 8, Commitments and Contingencies.

Note 6 - Members’ Deficit and Membership Interests

The operating agreement of the Company created Class A and Class B membership interests. Only Class A membership interests have voting rights. Class A and Class B membership interests will share in distributions upon a sale on a pro rata basis. CSS is the managing member and held 100% of the Class A membership interests upon formation of the Company.

In October 2015, Trema, LLC (“Trema”), a company principally owned and controlled by our executive chairman, acquired certain rights held by a third party relating to the Company’s Video Content. Among the rights acquired by Trema, was the right to receive contractual payments from CSS or its affiliates for a period of time. The contract required cash payments based on a fixed percentage of revenues less direct operating expenses resulting from television and film activities of the Company.

The Company exchanged 1.82% of Class B membership interests to Trema in full satisfaction of its projected liability for the contractual payments (the “Class B Exchange”). The Class B Exchange is accounted for as a liability and is adjusted to fair value until settlement. As of December 31, 2015, the Class B membership interests included in the Class B Exchange was determined to have a fair value of $792,000, based on a term of 1.42 years, a risk-free interest rate of .51% and projected volatility of 60%. As a result, the Company recorded share-based payment expense during the year ended December 31, 2015 of $792,000, which is included in selling, general and administrative expense in the accompanying statement of operations (Note 9).

On September 30, 2015, CSS made a charitable donation of six percent of the membership interests it owned in the Company to the Foundation. After the donation, CSS owned 94% of the Class A membership interests in the Company.

F-13

As described in Note 1, the Company was formed in December 2014 and began operations in January 2015. During the period September 2014 through January 2015, CSS hired an individual to assist in developing a plan for the future of its television and film business, and based on that plan, to become a co-founder of the Company. The related costs of the individual have been included in the costs allocated by CSS to pre-formation expenses of the Company in the accompanying statement of operations for the year ended December 31, 2014.

On February 13, 2015, the Company entered into an agreement with the individual whereby he became an executive officer and co-founder of the Company (“EO”). On that date, the Company also issued a Class B membership award (the “Founder Award”) to the EO that contained provisions that required the EO to return certain amounts of the Founder Award if he left the Company prior to the completion of five years with the Company. The Founder Award, if it had become fully earned, would have represented an aggregate of 10% profits interest in the Company, subject to future dilution along with the Company. Management determined that the Founder Award issued to the EO had minimal value when issued.

As discussed in Note 8, the EO’s last day with the Company was July 31, 2016. In connection with the EO leaving the Company, the EO and the Company agreed that the EO would retain 50% of the Founder Award and the balance was returned to the Company. Further, CSS agreed to exchange the 50% of the Founder Award retained, for Class B membership interests that CSS owned (Note 9).

Note 7 - Related Party Transactions

For the year ended December 31, 2015, the Company and CSS were parties to a management services agreement and a license agreement. The Company paid CSS 4% and 1%, pursuant to the management services and license agreement, respectively, based on cash revenues collected. See Note 9 – “Subsequent Events - Affiliate Resources and Obligations” for a discussion of the license agreement and management services agreement entered into in May 2016 by CSS Entertainment.

Consulting Agreement

The Company had a consulting agreement with Low Profile Films, Inc. (“Low Profile”). Low Profile provided executive production services for the Company that included all activities necessary to establish and maintain relationships regarding the Company’s proposed feature length film, a possible talk show and, Low Profile was to oversee the production to facilitate the public viewing or distribution of same. The owner of Low Profile is the son of the Company’s executive chairman.

The Company’s agreement with Alcon Entertainment LLC for a feature length film expired on July 15, 2016 and as a result, the Company and Low Profile mutually agreed to terminate the executive production services agreement as of July 15, 2016.

F-14

For the years ended December 31, 2015 and 2014, the Company paid Low Profile $60,000 and $56,000, respectively, for services provided, which are included in selling, general and administrative expenses in the accompanying statements of operations.

Note 8 - Commitments and Contingencies

As described in Note 6, the Company had entered into an agreement with an EO. The EO was entitled to annual base compensation of $200,000 and a guaranteed annual bonus of $125,000, and was entitled to all employee benefits offered by the Company. The agreement included a non-compete and non-solicitation terms, and bonus provisions on an annual basis. Effective July 1, 2016, the Company and the EO agreed to amend the terms of the agreement (the “Amendment”). The Amendment provided that the EO’s last with the Company was July 31, 2016. The EO is entitled to six months of severance and benefits, payable in accordance with the Company’s normal payroll practices. The EO may also be entitled to a pro rata bonus for 2016 (Note 9 – “Subsequent Events – Equity Exchange”.

As of December 31, 2015, the Company has commitments to make cash payments to third parties for programming costs totaling approximately $4,507,000. Through August 31, 2016, the Company has made cash payments of $2,648,000 to third parties relating to this commitment.

Note 9 – Subsequent Events

Debt Private Placement

Beginning in July 2016 and through September 16, 2016, CSS Entertainment has sold in a private placement (“Debt Private Placement”) $1,565,000 aggregate principal amount of 5% senior secured term notes (the “2016 Term Notes”) and Class W warrants to purchase an aggregate of 133,025 shares of Class A common stock (the “Warrants”). Subsequent to September 16, 2016, CSS Entertainment may continue to sell the Debt Private Placement. The 2016 Term Notes bear interest at 5% per annum, payable monthly in arrears in cash. The principal of the 2016 Term Notes (including all accrued, but unpaid interest thereon) is due on the earlier of (a) June 30, 2017 and (b) the third business day following consummation of (i) an initial public offering of CSS Entertainment’s common stock and (ii) mandatorily repaid at 100% of par value from any future equity offering (other than as a result of the exercise of the Warrants) resulting in gross proceeds of at least $7,000,000 (the “Maturity Date”).

The 2016 Term Notes rank pari passu with the CSS License Note and the Credit Facility, and senior to any existing or future indebtedness of CSS Entertainment. The 2016 Term Notes are secured by a first priority security interest and lien in all tangible and intangible assets of CSS Entertainment, subject to an intercreditor agreement with respect to the Credit Facility.

The Warrants are exercisable at $7.50 per share at any time prior to June 30, 2021. The Warrants are callable under certain circumstances, but in no event prior to January 31, 2018. The fair value of the Warrants upon issuance will be recorded as a discount to the 2016 Term Notes and amortized to interest expense over the term of the debt.

F-15

Equity Private Placement

Beginning in June 2016 and through September 16, 2016, CSS Entertainment sold in a private placement (the “Equity Private Placement”) 11,679 units, consisting of an aggregate of 104,270 shares of Class A common stock and Warrants to purchase an aggregate of 35,037 shares of Class A common stock. The purchase price of each unit was $60 and each unit consisted of 10 shares of Class A common stock and 3 Warrants exercisable at $7.50 each. As of September 16, 2016, CSS Entertainment has sold $700,740 of units. Subsequent to September 16, 2016, CSS Entertainment may continue to sell the Equity Private Placement.

Secured Revolving Line of Credit

On May 12, 2016, CSS Entertainment entered into the Credit Facility with an entity controlled by CSS Entertainment’s executive chairman (the “Lender”). Under the terms of the Credit Facility, CSS Entertainment may borrow up to an aggregate of $3,000,000. Payment obligations under the Credit Facility are senior debt and secured by a first priority security interest in all assets of CSS Entertainment. The proceeds of loans made under the Credit Facility may be used for working capital and general corporate purposes, including payments of a portion of amounts due pursuant to the License Agreement (See “Affiliate Resources and Obligations” below). Borrowings under the Credit Facility shall bear interest at 5% per annum and an annual fee equal to 0.75% of the unused portion of the Credit Facility, payable monthly in arrears in cash. Principal obligations (and all accrued but unpaid interest thereon) are due on the earlier of (a) June 30, 2017 or (b) the third business day following consummation of (i) an initial public offering of CSS Entertainment’s common stock and (ii) any future debt or equity offering resulting in gross proceeds to CSS Entertainment of at least $7 million (“Maturity Date”).

If payment obligations are still outstanding at the Maturity Date, or, if prior to the Maturity Date there is an event of default, all principal and interest will be converted into shares of Class A common stock of CSS Entertainment on the same terms as CSS Entertainment’s most recently completed equity financing immediately prior to the Maturity Date or the event of default giving rise to the mandatory conversion, as the case may be; provided, that under no circumstances shall the pre-money valuation used for this mandatory conversion be less than $52,560,000.

In connection with the Credit Facility, CSS Entertainment issued warrants to the Lender to purchase an aggregate of 105,000 shares of CSS Entertainment’s Class A common stock at an exercise price of $7.50 per share. The warrants issued to the Lender expire on May 12, 2021. The fair value of the warrants upon issuance will be recorded as a discount to the debt under the Credit Facility and amortized to interest expense over the term.

As of September 16, 2016, the balance payable by CSS Entertainment under the Credit Facility is $2,800,000.

F-16

Trema Contribution Agreement

Concurrently with the consummation of the Contribution Agreement, and as described in Note 6 above, certain rights were held by Trema, an entity controlled by CSS Entertainment’s executive chairman, to receive contractual payments (the “Rights”) with respect to part of the assets contributed to CSS Entertainment pursuant to the Contribution Agreement. The Rights under these agreements were assigned to CSS Entertainment in consideration for the issuance of 159,432 shares of Class B common stock. Such Class B common stock has certain demand and piggyback registration rights with respect to these shares that would be effective only after an initial public offering of common stock by CSS Entertainment.

Equity Exchange

Effective July 31, 2016, the Company entered into an exchange agreement with the EO, in which he exchanged all membership interest in CSS Productions which had been issued to him for 430,028 shares of CSS Entertainment Class B common stock then owned by CSS Productions. The EO simultaneously elected to convert the Class B common stock into a like number of shares of our Class A common stock.

Affiliate Resources and Obligations

In May 2016, the CSS Entertainment entered into agreements with CSS and affiliated companies that provide the Company with access to important assets and resources as described below (the “2016 Agreements”). The 2016 Agreements include a management services agreement and a license agreement. A summary of the 2016 Agreements is as follows:

Management Services Agreement

CSS Entertainment is a party to a Management Services Agreement with CSS (the “Management Agreement”). Under the terms of the Management Agreement, CSS Entertainment will be provided with the operational expertise of the CSS companies’ personnel, including its executive chairman. The Management Agreement also provides for CSS Entertainment to receive other services, including accounting, legal, marketing, management, data access and back office systems, and requires CSS to provide us with office space and equipment usage.

Under the terms of the Management Agreement, commencing with the fiscal quarter ended March 31, 2016, CSS Entertainment shall pay a quarterly fee to CSS equal to 5% of the gross revenues as reported under GAAP for each fiscal quarter by the Company. If CSS Entertainment or its successor then reports under the Securities Exchange Act of 1934, as amended (“Exchange Act”), the quarterly fee will be based on gross revenues as reported in the applicable public filing under the Exchange Act for each fiscal quarter. Each quarterly amount due shall be paid on or prior to the later of the 45th day after the end of such quarter, or the 10th day after the filing of the applicable Exchange Act report for such quarter.

In addition, for any sponsorship that is arranged by CSS for CSS Entertainment’s Video Content or that contains a multi-element transaction for which CSS Entertainment receives a portion of such revenue and CSS receives the remaining revenue (for example, a transaction that relates to both Video Content and CSS’s printed products), CSS Entertainment shall pay a sales commission to CSS equal to 20% of the portion of such revenue earned. Each sales commission shall be paid within 30 days of the end of the month in which received. If CSS actually collects CSS Entertainment’s portion of such fee, CSS will remit the revenue due to CSS Entertainment after deducting the sales commission.

F-17

The term of the Management Agreement is five years, with automatic one-year renewals thereafter unless either party elects to terminate by delivering written notice at least 90 days prior to the end of the then current term. The Management Agreement is terminable earlier by either party by reason of certain prescribed and uncured defaults by the other party. The Management Agreement will automatically terminate in the event of CSS Entertainment’s bankruptcy or a bankruptcy of CSS or if CSS Entertainment no longer has licensed rights from CSS under the License Agreement described below.

License Agreement

CSS Entertainment is a party to a trademark and intellectual property license agreement with CSS (the “License Agreement”). Under the terms of the License Agreement, CSS Entertainment has been granted a perpetual, exclusive license to utilize the Brand and related content, such as stories published in the Chicken Soup for the Soul books, for visual exploitation worldwide, subject only to the rights relating to scripted audio and visual content previously granted by CSS to Alcon Entertainment LLC.

In consideration of the License Agreement, in May 2016 CSS Entertainment paid to CSS an initial fee of $5 million, made through a combination of cash and promissory notes (the “Note”). CSS Entertainment paid $1.5 million to CSS upon execution of the License Agreement and signed the Note for $3.5 million. The Note may be prepaid at any time in the discretion of CSS Entertainment and bears interest at the rate of .5% (1/2 of 1%) per annum. The Note is due on the earlier of (a) five business days after the date of written demand by CSS and (b) the third business day following the closing date of an initial public offering of the common stock of CSS Entertainment. As of September 16, 2016, the Note has been repaid in full.

Under the terms of the License Agreement, commencing with the fiscal quarter ended March 31, 2016, CSS Entertainment shall pay a quarterly fee to CSS equal to 4% of gross revenues as reported under GAAP for each fiscal quarter. If CSS Entertainment or its successor then reports under the Exchange Act, the quarterly fee will be based on gross revenues as reported in the applicable public filing under the Exchange Act for each fiscal quarter. Each quarterly amount shall be paid on or prior to the later of the 45th day after the end of such quarter, or the 10th day after the filing of the applicable Exchange Act report for such quarter.

In addition, CSS shall provide marketing support for CSS Entertainment’s productions through its email distribution, blogs and other marketing and public relations resources. Commencing with the fiscal quarter ended March 31, 2016, CSS Entertainment shall pay a quarterly fee to CSS equal to 1% of gross revenues as reported under GAAP for each fiscal quarter for such support. If CSS Entertainment or its successor then reports under the Exchange Act, the quarterly fee will be based on gross revenues as reported in the applicable public filing under the Exchange Act for each such fiscal quarter. Each quarterly amount shall be paid on or prior to the later of the 45th day after the end of such quarter, or the 10th day after the filing of the applicable Exchange Act report for such quarter.

F-18

Subject Offering of CSS Entertainment Class A Common Stock

CSS Entertainment is offering to sell up to 1,100,000 newly issued shares of its Class A common stock at a per share price to be determined (“Subject Offering”), which excludes 258,000 shares that may be sold by certain of its existing stockholders as CSS Entertainment will not receive any of the net proceeds of those shares sold by existing stockholders. CSS Entertainment has the option to sell additional newly issued shares in its sole discretion. There is no minimum number of shares that must be sold in order to conduct a closing of the Subject Offering.

Prior to the Subject Offering, there has been no public market for CSS Entertainment common stock. CSS Entertainment expects that its Class A common stock will be quoted for trading on the OTCQB market or another over-the-counter market on the closing of the Subject Offering under a symbol to be determined.

The Subject Offering is a Regulation A+ Tier 1 offering, although CSS Entertainment may determine to amend the Subject Offering to a Regulation A+ Tier 2 offering prior to its qualification by the Securities and Exchange Commission.

Equity Structure of CSS Entertainment

CSS Entertainment is authorized to issue 70 million shares of Class A common stock, par value $.0001 (“Class A Stock”), 20 million shares of Class B common stock, par value $.0001 (“Class B Stock”), and 10 million shares of preferred stock, par value $.0001. As of September 16, 2016, CSS Entertainment has 813,167 shares of Class A Stock outstanding, 8,071,955 shares of Class B Stock outstanding and no shares of preferred stock outstanding. A general description of these securities is as follows:

Common Stock

Holders of Class A Stock and Class B Stock have identical voting rights, except that holders of Class A Stock are entitled to one vote per share and holders of Class B Stock are entitled to ten votes per share. Class A Stock and Class B Stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our charter documents. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Holders of Class A Stock and Class B Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the board of directors out of any assets legally available.

Holders of common stock of CSS Entertainment are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions.

F-19

Subject to preferential or other rights of any holders of preferred stock then outstanding, upon the dissolution, liquidation or winding up of CSS Entertainment, whether voluntary or involuntary, holders of Class A Stock and Class B Stock will be entitled to receive ratably all assets of CSS Entertainment available for distribution to its stockholders unless disparate or different treatment of the shares with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under CSS Entertainment’s Certificate of Incorporation) of the holders of a majority of the outstanding Class A Stock and Class B Stock, each voting separately as a class.

In the case of a merger or consolidation that results in any distribution or payment in respect of the shares of Class A Stock or Class B Stock upon such consolidation or merger with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of Class A Stock and Class B Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Stock and Class B Stock is that any securities distributed to the holder of a share of Class B Stock have ten times the voting power of any securities distributed to the holder of a share of Class A Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under CSS Entertainment’s Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Stock and Class B Stock, each voting separately as a class.

The outstanding shares of Class B Stock are convertible at any time as follows: (1) at the option of the holder, a share of Class B Stock may be converted at any time into one share of Class A Stock or (2) upon the election of the holders of a majority of the then outstanding shares of Class B Stock, all outstanding shares of Class B Stock may be converted into shares of Class A Stock. Once converted into Class A Stock, the Class B Stock will not be reissued.

Preferred Stock

The certificate of incorporation of CSS Entertainment currently authorizes the issuance of 10 million shares of blank check preferred stock. The blank check preferred stock may be issued in the future by the CSS Entertainment board of directors, without stockholder approval, with such designation, rights and preferences as it may be determined from time to time. Accordingly, such preferred stock could adversely affect the voting power or other rights of the holders of common stock.

Class W Warrants

As of September 16, 2016, CSS Entertainment has 273,062 Class W warrants (the “Warrants”) outstanding. Each Warrant entitles the registered holder to purchase one share of our Class A Stock at a price of $7.50 per share, subject to adjustment as discussed below. Each Warrant is exercisable at anytime through June 30, 2021 at 5:00 p.m., New York City time.

F-20

If CSS Entertainment’s Class A Stock is traded, listed or quoted on any U.S. market or electronic exchange, and the closing per-share sales price of the Class A Stock for any twenty (20) trading days during a consecutive thirty (30) trading days period (the “Measurement Period”) exceeds $15.00 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like), then CSS Entertainment may call for cancellation of all or any portion of the Warrants for which a notice of exercise has not yet been delivered for consideration equal to $.01 per Warrant, in accordance with the provisions of the Warrants. Notwithstanding anything to the contrary, we shall not make a call of the Class W warrants prior to January 31, 2018.

If the resale of the Class A Stock issuable upon exercise of the Warrants is not covered by an effective registration statement or an exemption from registration (a) at the time of a call by CSS Entertainment of the Warrants as described above, (b) at any time the Class A Stock is traded, listed or quoted on a U.S. trading market or electronic exchange or (c) after January 31, 2018, the holders of the Warrants shall be afforded cashless exercise rights as further described in the Warrant agreement. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the ten trading days ending on the trading day prior to the date of exercise.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such Warrant upon surrender thereof.

The redemption criteria for the Warrants has been established at a price which is intended to provide holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of a redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

The exercise price and number of shares of Class A Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of shares of Class A Stock at a price below their respective exercise prices. Holders of the Warrants do not have the rights or privileges of holders of shares of common stock or any voting rights until they exercise the Warrants and receive shares of Class A Stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Class A Stock to be issued to the holder.

F-21

PART III - EXHIBITS

Index to Exhibits.

Exhibit No.	Description

1.1	Form of Agency Agreement.*

2.1	Certificate of Incorporation of CSS Entertainment.

2.2	By-laws of CSS Entertainment

3.2	Specimen CSS Entertainment Class A Common Stock Certificate.*

6.1	Trademark and Intellectual Property License Agreement between CSS Entertainment and CSS Entertainment for the Soul, LLC.

6.2	Management Services Agreement between CSS Entertainment and Chicken Soup for the Soul, LLC.

6.3	Contribution Agreement between CSS Entertainment and Chicken Soup for the Soul, LLC and Chicken Soup for the Soul Productions, LLC.

6.4	Contribution Agreement between CSS Entertainment and Trema, LLC

6.5	Form of indemnification agreement.*

10	Power of Attorney (included on signature page of this Offering statement).

*To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cos Cob, State of Connecticut, on September __, 2016.

CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.

By:
William J. Rouhana, Jr.
Executive Chairman
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

Executive Chairman
William J. Rouhana, Jr.

Vice Chairman and Director
Scott W. Seaton

Director
Amy Newmark

Director
Peter Dekom

Director
Fred Cohen

Director
Christina Weiss Lurie

Director
Diana Wilkin